As filed with the Securities and Exchange Commission on May 7, 2024
1933 Act Registration No. 333-276970
1940 Act Registration No. 811-08557
CIK No. 0001048607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6/A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 383
Lincoln Life Flexible Premium Variable Life Account M
(Exact Name of Registrant)
Lincoln MoneyGuard Market Advantage® 2024
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Exact Name of Depositor)
1301 South Harrison Street
Fort Wayne, Indiana 46802
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (260) 455-2000
Craig Beazer, Esq.
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)
Copy To:
Brittany S. Speas
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Approximate Date of Proposed Public Offering: Continuous
Title of Securities being registered:
Indefinite Number of Units of Interest in Variable Life Insurance Contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
Home Office Location:
1301 South Harrison Street
P.O. Box 1110
Fort Wayne, IN 46802
(800) 454-6265
Administrative Office:
Customer Service Center
100 N. Greene Street
Greensboro, NC 27401
(800) 487-1485

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln MoneyGuard Market Advantage® 2024, a flexible premium variable life insurance contract (the “Policy”), offered by The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “We”, “Us”, “Our”). The Policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the Policy being offered. Remember, you are looking to the financial strength of the Company for fulfillment of the contractual promises and guarantees, including those related to death benefits.
This Policy is available through third-party financial intermediaries who charge an advisory fee for their services.  The fee is paid directly to the third-party financial intermediary from the Owner. The advisory fee is in addition to Policy fees and expenses. We do not receive any portion of this fee.  Lincoln does not pay commissions to third-party financial intermediaries because such intermediaries receive compensation in connection with the Policy through a contract between the third-party financial intermediaries and the Owner.
The state in which your Policy is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will be allowed in your Policy. All material state variations are discussed in this prospectus. However, non-material variations may not be discussed. You should refer to your Policy for these state-specific features. Please contact the Administrative Office or your registered representative regarding availability.
You, the Owner, may allocate Net Premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M, established on December 2, 1997 (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of certain funds. Comprehensive information on the funds may be found in the funds' prospectuses which are available online at www.lfg.com/VULprospectus. More information about the funds can be found in Appendix A later in this prospectus.
The prospectus gives you information about the Policy that you should know before you decide to buy a Policy and make Premium Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference. All prospectuses and other shareholder reports will be made available on www.lfg.com/VULprospectus.
Additional information on Lincoln Life, the Separate Account and this Policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI. Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
Certain terms used in this prospectus are defined within the sentences where they appear, within relevant provisions of the prospectus, including footnotes or they may be found in the prospectus Special Terms section.
If you are a new investor in the Policy, you may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value. You should review this prospectus, or consult with your registered representative, for additional information about the specific cancellation terms that apply. Please note: A new investor does not include an ownership change and you should always refer to your Policy for more information.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This Policy may not be available in all states, and this prospectus only offers the Policy for sale in jurisdictions where such offer and sale are approved.
Prospectus Dated: May 8, 2024

SPECIAL TERMS
The following terms may appear in your prospectus and are defined below:
7-Pay Test—A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.
1933 Act—The Securities Act of 1933, as amended.
1940 Act—The Investment Company Act of 1940, as amended.
Accumulation Value (Total Account Value)—An amount equal to the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value.
Administrative Fee—The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Attained Age—An Insured’s Issue Age (shown in the Policy Specifications) plus the number of completed Policy Years.
Base LTC Limit Value— Is the initial LTC Benefit Limit on the Policy Date (as shown on your Policy Specifications) that increases and decreases with the Specified Amount after the Policy Date.
Beneficiary—The person(s) designated to receive the Death Benefit Proceeds.
Cash Value Accumulation Test—A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.
Chronically Ill—Long-Term Care Benefits Rider—The Insured has been certified within the preceding 12 months as being unable to either perform (without substantial assistance) at least two activities of daily living for at least 90 consecutive days (i.e. bathing, continence, dressing, eating, toileting and transferring);  or requires substantial supervision due to severe cognitive impairment.
Code—Internal Revenue Code of 1986, as amended.
Cost of Insurance Charge—This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy's Net Amount at Risk by the Cost of Insurance rate.
Covered Services—Services that are eligible for reimbursement under the Long-Term Care Benefits Rider.
Death Benefit Proceeds—The amount payable to the Beneficiary upon the death of the Insured. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted prior to payment of the Death Benefit Proceeds. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.
Debt—The sum of all outstanding loans and accrued interest. May also be referred to as Indebtedness in your Policy.
Eligible Policy—A Policy with the Benefit Transfer Rider or another rider issued by us that allows the use of the policy’s Death Benefit Proceeds to purchase an additional death benefit and long-term care benefit under the Beneficiaries own Eligible Policy. The policy and rider must both be in-force to be considered an Eligible Policy.
Fixed Account—An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value—An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Full Surrender—The withdrawal of all applicable policy values.
Good Order—The actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction.
Grace Notice—Written notice to you (or any assignee or other designee of record) that your Policy will terminate unless we receive payment of Premiums (or payment of Debt on Policy Loans). The Grace Notice will state the amount of Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.

Grace Period—The period during which you may make Premium Payments (or repay Debt) to prevent Policy Lapse. That period is the later of (a) 31 days after the Grace Notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.
Indemnity Choice Option—Long-Term Care Benefits Rider – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred.
Insured—The person on whose life the Policy is issued.
Licensed Health Care Practitioner—Long-Term Care Benefits Rider – A physician, as defined in Section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury. The health care practitioner must be acting within the scope of his/her license when providing any Covered Service or performing necessary functions or actions and cannot be an immediate family member.
Loan Account (Loan Collateral Account)—The account in which policy Debt accrues once it is transferred out of the Sub-Accounts and/or the Fixed Account. The Loan Account is part of our General Account.
Loan Account Value—An amount equal to any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company's General Account.
LTC Base Charge Rate—Is a monthly charge for the base benefit of the Long-Term Care Benefits Rider (as shown in your Policy Specifications).
LTC Benefit Limit—Is the benefit amount available under the Long-Term Care Benefits Rider on any date after the Policy Date.
LTC Excess Charge Rate—Is a charge for excess benefits of the Long-Term Care Benefits Rider. It is charged in any months when the Policy’s Accumulation Value is sufficient to provide additional LTC benefits above the base benefit to the extent the LTC Benefit Limit is greater than the Base LTC Limit Value (as shown on your Policy Specifications).
Market Benefit Floor—Is the Accumulation Value amount at which time the LTC Benefit Limit would exceed the Base LTC Limit Value.
Market LTC Limit Value—Is the portion of the LTC Benefit Limit Value that increases and decreases daily based on the Policy’s Accumulation Value increasing and decreasing.
Market Timing Procedures—Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.
Modified Endowment Contract (MEC)—A life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. If the policy is a MEC, withdrawals and loans from your Policy will be treated first as income and then as a recovery of Premium Payments.
Monthly Anniversary Day—The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.
Monthly Deduction—The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.
Net Amount at Risk—The death benefit minus the greater of zero or the Accumulation Value. The Net Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.
Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
Non-Guaranteed Elements (NGEs)—Any element within this Policy that affects the costs or values of the Policy and which may be changed at our discretion after this Policy is issued. NGEs include the Cost of Insurance Rates, Mortality and Expense Risk (“M&E”) Charge, Asset Charge, Premium Load, Monthly Administrative Fee, Partial Surrender Fee, and interest rate used to credit the Fixed Account.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.

Partial Surrender—A withdrawal of a portion of your policy values.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the necessary Premium has been paid.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications—The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Protected LTC Benefit Value—When the Value Protection Rider is in force, it is used as one of the factors to determine the LTC Benefit Limit under the Long-Term Care Benefits Rider.
Purchase Date—The date we approve a Beneficiary’s Election to use Death Benefit Proceeds, under the Benefit Transfer Rider or a similar rider by us, to purchase the Rider Benefit or similar benefit under an Eligible Policy.
Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Reimbursement Option—Long-Term Care Benefits Rider – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit Amount for the Reimbursement Option.
Rider Benefit—A death benefit and long-term care benefit purchased under the Benefit Transfer Rider.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub-Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
Surrender Value—An amount equal to the Accumulation Value less any applicable Surrender Charge, less Debt.
Underlying Fund—The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.
Valuation Day—Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period—The time between Valuation Days.

Variable Accumulation Unit—A unit of measure used in the calculation of the value of each Sub-Account.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES	Location in Prospectus
Charges for Early Withdrawals
For a Full Surrender or Partial Surrender, for up to 14 years from the date of the Policy and up to 14 years from each increase in Specified Amount, you could pay a Surrender Charge of up to $56.59 (5.659%) per $1,000
of the Specified Amount.
For example, if your Policy has a Specified Amount of $100,000 and you
Surrender your Policy or take an early withdrawal, you could be assessed a charge of up to $5,659.
•Policy Charges and Fees
Transaction Charges
In addition to Surrender Charges, you may also be charged for other transactions, such as when you make a Premium Payment, transfer
Policy Value between Sub-Accounts, take a Partial Surrender or exercise certain benefits.
•Policy Charges and Fees
Ongoing Charges (annual charges)
•In addition to Surrender Charges and transaction charges, there are certain ongoing fees and expenses that are charged annually, monthly or daily.
•These fees include the Cost of Insurance Charge under the Policy, optional benefit charges, administrative fees, mortality and expense risk charges and Policy Loan interest.
•Certain fees are set based on characteristics of the Insured (e.g., age, gender, and rating classification). You should review your Policy
Specifications page for rates applicable to you.
•Owners will also bear expenses associated with the Underlying Funds under the Policy, as shown in the following table:
				•Policy Charges and Fees
	Annual Fee	Minimum	Maximum
	Underlying Fund Fees and Expenses*	0.23%	1.44%
	*As a percentage of Underlying Fund assets.
	RISKS	Location in Prospectus
Risk of Loss	You can lose money by investing in the Policy, including loss of principal.	•Principal Risks of Investing in the Policy
Not a Short- Term Investment
•This Policy is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.
•Surrender Charges apply for up to 14 years from the Policy Date and
14 years from the date of any increase in your Specified Amount.
•Any charges may reduce the value of your Policy and death benefit.
•Tax deferral is more beneficial to investors with a long-time horizon.
•Principal Risks of Investing in the Policy •Policy Charges and Fees

RISKS	Location in Prospectus
Risks Associated with Investment Options
•An investment in the Policy is subject to the risk of poor investment performance of the investment options. Performance can vary
depending on the performance of the investment options available under the Policy.
•Each investment option (including any Fixed Account investment option) has its own unique risks. You should review each Underlying
Fund’s prospectus before making an investment decision.
•Principal Risks of Investing in the Policy
Insurance Company Risks
•Any obligations, guarantees, and benefits of the contract including the
Fixed Account investment option are subject to the claims-paying ability of Lincoln Life. If Lincoln Life experiences financial distress, it may not be able to meet its obligations to you. More information about
Lincoln Life, including its financial strength ratings, is available upon request from Lincoln Life by calling 1-800-487-1485 or by visiting
https://www.lfg.com/public/aboutus/investorrelations/
financialinformation.
•You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.lfg.com/
VULprospectus.
•Principal Risks of Investing in the Policy •Lincoln Life, the Separate Account and the General Account
Policy Lapse
•Sufficient Premiums must be paid to keep your Policy in force. There is a risk of lapse if Premiums are too small in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.
•While there is no cost to reinstate your Policy we must receive a payment sufficient to keep your Policy and any reinstated riders in force for at least two months after the date of reinstatement.
•Outstanding Policy Loans (plus interest) and Partial Surrenders will increase the risk of lapse. The death benefit will not be paid if the
Policy has Lapsed.
•Principal Risks of Investing in the Policy •Lapse and Reinstatement

	RESTRICTIONS	Location in Prospectus
Investments
•We reserve the right to charge for each transfer between Sub-
Accounts in excess of 24 transfers per year.
•We reserve the right to add, remove, or substitute Sub-Accounts as investment options under the Policy, subject to state or federal laws and regulations. An Underlying Fund may be merged into another
Underlying Fund. An Underlying Fund may discontinue offering their shares to the Sub-Accounts.
•There are significant limitations on your right to transfer amounts in the Fixed Account and, due to these limitations, if you want to transfer the entire balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so.
•We impose Allocation Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Value Protection Rider and to make payments that would not be required in the absence of this Rider’s provisions. Please see Appendix B: Current Investment Restrictions for Optional Benefits
•Transfer Fee •Sub-Account Availability and Substitution of Funds •Value Protection Rider
Optional Benefits
•Riders may alter the benefits or charges in your Policy. Rider availability and benefits may vary by state of issue or selling broker-
dealer and their election may have tax consequences. Riders may have restrictions or limitations, and we may modify or terminate a rider, as allowed. If you elect a particular rider, it may restrict or enhance the terms of your policy, or restrict the availability or terms of other riders or Policy features.
•Riders
	TAXES	Location in Prospectus
Tax Implications
•You should always consult with a tax professional to determine the tax implications of an investment in and payments received under the
Policy.
•There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).
•Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.
•Tax Issues

	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
•Your registered representative may receive compensation for selling the Policy to investors.
•These registered representatives may have a financial incentive to offer or recommend the Policy over another investment for which the registered representative is not compensated (or compensated less).
•Registered representatives may be eligible for certain cash and non-
cash benefits. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-
cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans.
•Distribution of the Policies and Compensation
Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing policy.
•Change of Plan (located in the SAI)

OVERVIEW OF THE POLICY
What is the purpose of the Policy?
Lincoln MoneyGuard Market Advantage® 2024 is a flexible premium variable life insurance policy. The primary purpose is to provide Owners with death benefit protection and help to cover qualified long-term care expenses. In exchange for your Premium Payments, upon the death of the Insured, we will pay the Beneficiary a death benefit. For Owners who need death benefit protection, the Policy can also be a helpful financial tool for financial and investment planning.
The Policy may not be appropriate if you do not have a long-term investment time horizon. Although Owners have access to Surrender Value at any time, it is not intended for people who may need to make frequent withdrawals or access their money within a short time frame, as such withdrawals can reduce the level of death benefit protection.
When do I have to pay Premiums and how do they get invested?
After the initial minimum Premium Payment is made, there is no minimum Premium required except to keep the Policy in force. You may generally select and vary the frequency and the amount of any Premium Payments up to the Insured’s Attained Age of 121.
After we deduct the Premium Load from your Premium Payment, we allocate your Net Premium Payment at your direction among the Policy’s Sub-Accounts and/or Fixed Account. For monies allocated to the Sub-Account, we use your Premium Payments to purchase shares of funds that follow investment objectives similar to the investment objectives of the corresponding Sub-Account. We refer to these funds as “Underlying Funds,” and they are collectively known as the Elite Series. More information about the Underlying Funds can be found at the back of this prospectus. Comprehensive information on the funds may be found in the funds’ prospectuses which are available online at www.lfg.com/VULprospectus. You can also obtain this information at no cost by calling 1-800-487-1485 or by sending an email request to CustServSupportTeam@lfg.com.
Although Premium Payments are not required, from time to time, there may be insufficient value to cover the Policy’s Monthly Deductions. If this happens, a Premium Payment will be needed in order to ensure the Policy’s Surrender Value is sufficient to pay the Monthly Deductions. If a Premium Payment is not made, the Policy will lapse.
What are the primary features and options that the Policy Offers?
Death Benefit Protection. Upon the death of the Insured, we will pay your designated Beneficiary a death benefit while this Policy remains in force. See the Death Benefit section of this prospectus for more information.
Access to Policy Values through Surrenders and Withdrawals. You may request a Full Surrender of your Policy, and we will pay you its Surrender Value. You may also request Partial Surrender, which is a portion of the Surrender Value. You may incur a Surrender Charge if you request a Full Surrender or request a Partial Surrender.
Loans. You may take a loan on the Policy, which is subject to interest. See the Policy Loan section of this prospectus for more information.
Transfers. Generally, you may transfer funds among the Sub-Accounts and the Fixed Account. We also offer two automated transfer programs: Dollar Cost Averaging and Automatic Rebalancing. These transfers do not count against the free transfers available. You may incur an additional fee for transfers in excess of 24 transfers in any Policy Year.
Tax Treatment. Variable life insurance policies have significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis until withdrawn, and transfers from one Sub-Account to another or to the Fixed

Account generate no current taxable gain or loss. There may be adverse tax consequences (i.e. a 10% tax penalty) in the event of a Surrender or Partial Withdrawal if the Owner is under the age of 59½.
Additional Benefits. There are several additional benefits you may add to your Policy by way of riders, including benefits that accelerate the payment of your death benefit under certain circumstances or help manage the risk of Policy Lapse. For example, with respect to Policy Lapse, the Policy offers (a) the Long-Term Care Benefits Rider which provides benefits after Policy Lapse subject to the conditions outlined in your Policy and (b) the Value Protection Rider that provides a level of protection against market down turns for accrued long-term care benefits, if certain conditions are met. An additional charge may apply if you elect a rider. The riders available with this Policy are listed in the Riders section of this prospectus.
Fee Table
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Policy. Please refer to your Policy Specifications for information about the specific fees you will pay each year based on the options you have elected.
The fees shown in the tables below are the maximums we can charge.
Transaction Fees
The first table describes the fees and expenses that you will pay at the time that you buy your Policy, surrender or make withdrawals from your Policy, or transfer cash value between Sub-Accounts.
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge Imposed on Premiums (Load)	When you pay a Premium	As a percentage of the Premium Payment paid:[1]
•25% in all Policy Years
Premium Tax	When you pay a Premium	Inclusive of 2% charge for state premium and federal tax obligations
Maximum Surrender Charge (Load)*	When you take a Full Surrender or reduce the Specified Amount[2,3]	•Maximum charge: $56.59 per $1,000 of Specified Amount
•Maximum Charge for a Representative Insured (female, age 45, standard, in year one): $25.06 per $1,000 of Specified Amount
Partial Surrender Fee	When a Partial Surrender is made	$56.59 per $1,000 withdrawn plus $150
Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year	$25 for each additional transfer
*
These charges and costs vary based on individual characteristics of the Insured. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative.
1
The Maximum Sales Charge Imposed on Premiums is anticipated to cover the Company's costs for sales expenses and any policy-related state tax liabilities. Policy-related taxes imposed by states range from 0% to

5%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. We use an average of 2% to account for state tax obligations.
2
During the life of the Policy, you may request one or more Partial Surrenders. Each must be at least $500 and after such Partial Surrender the Surrender Value of this Policy as of the end of the Valuation Period must be at least $500.
3
For up to 14 years from the Policy Date and up to 14 years from the effective date of each increase in Specified Amount, a Surrender Charge, shown on your Policy Specifications, will be deducted at the time you effect a Full Surrender of your Policy. For up to 14 years from the Policy Date or up to 14 years from the effective date of each increase in Specified Amount, a Surrender Charge may be deducted at the time you effect a Reduction in Specified Amount.
Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Underlying Fund fees and operating expenses.
Charge	When Charge is Deducted	Amount Deducted
Base Contract Charges
Cost of Insurance*	Monthly	As a dollar amount per $1,000 of Net Amount at Risk:
•Maximum: $83.33333 per $1,000
•Minimum: $0.04084 per $1,000
•Maximum Charge for a Representative Insured (female, age 45, standard non-tobacco, in year one): $0.12008 per $1,000
Mortality and Expense Risk Charge (“M&E”) A percentage of the value of the Separate Account calculated monthly.	Monthly	Maximum of 1.5% (effective annual rate)
Maximum Asset Charge A percentage of the value of the Fixed Account and Loan Account, calculated monthly.	Monthly	Maximum of 1.5% (effective annual rate)
Administrative Fee*	Monthly	For a period of longer than 20 Policy Years or increase in Specified Amount, a monthly fee per $1,000:
•Maximum: $1.253 per $1,000
•Minimum: $0.351 per $1,000
•Maximum Charge for a Representative Insured (female, age 45, standard, non-tobacco): $0.351 per $1,000

Charge	When Charge is Deducted	Amount Deducted
Policy Loan Interest	Annually	A percentage of the amount held in the Loan Account:[1]
•3.00%
Optional Benefit Charges
Long-Term Care Benefits Rider* Base Charge Rate	Monthly	As a dollar amount per $1,000 of Base LTC Limit Value:
•Maximum: $2.44965 per $1,000
•Minimum: $0.0977 per $1,000
•Maximum Charge for a Representative Insured (male, age 45): $1.12301 per $1,000
Long-Term Care Benefits Rider* Excess Charge Rate	Monthly	As a dollar amount per $1,000 of highest LTC Limit Value minus Base LTC Limit Value:
•Maximum: $1.53822 per $1,000
•Minimum: $0.06651 per $1,000
•Maximum Charge for a Representative Insured (male, age 45): $0.81886 per $1,000
Benefit Transfer Rider Loan	Annually	A percentage of the Loan balance amount against the Rider’s Cash Surrender Value:
•4%
*
These charges and costs vary based on individual characteristics of the Insured and Right to Purchase Optional Inflation Protection election shown in the Policy Specifications. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative. Please see the “Long-Term Care Benefit Rider” subsection “Right to Purchase Optional Inflation Protection” of this prospectus for more information.
1
Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a Policy Loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 1% in all Policy Years. Taking into account the Asset Charge, the net cost of your Policy Loan is 3.50% in all Policy Years.
The next table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay periodically during the time that you own the Policy. A complete list of Underlying Funds available under the Policy, including their annual expenses, may be found in Appendix A: Funds Available Under the Policy.
Annual Fund Expenses	Minimum	Maximum
(expenses are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses)	0.23%	1.44%*

*
The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Refer to the Underlying Fund’s prospectus for specific information on any waivers or reductions in effect.
PRINCIPAL RISKS OF INVESTING IN THE POLICY
Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and Underlying Fund's objective and risk is found in this prospectus and in each Underlying Fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the Underlying Funds will impact the Policy's Accumulation Value and will impact how long the Policy remains in force, its tax status, the amount of Premium you need to pay to keep the Policy in force, and may impact the amount of long-term care benefits that may be available under the Long-Term Care Benefits Rider.
Policy Values in the Fixed Account. Premium Payments and policy values allocated to the Fixed Account are held in the Company's General Account. Note that there are significant limitations on your right to transfer amounts in the Fixed Account and, due to these limitations, if you want to transfer the entire balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so. Therefore, you should carefully consider whether the Fixed Account meets your investment needs. We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of policy value under the Policy, we also pay our obligations under these products from our assets in the General Account. Moreover, unlike assets held in the Separate Account, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s General Account creditors. In the event of an insolvency of receivership, payments we make from our General Account to satisfy claims under the Policy would generally receive the same priority as our other Owners’ obligations.
The General Account is not segregated or insulated from the claims of the insurance company’s creditors. Investors look to the financial strength of the insurance company’s fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims-paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.
For more information, please see “Lincoln Life, The Separate Account and The General Account” or “Transfers” sections of this prospectus.
Costs Subject to Change. The Tables of Fees contained in this prospectus reflect the guaranteed maximum charges applicable to the Policy. At the time you purchase the Policy, some of those charges are likely to be assessed at rates less than the maximum rates shown but are subject to adjustment as described in the Policy Charges and Fees section. Such charges are referred to as non-guaranteed elements or “NGEs”. A change to one or more of these NGEs can affect your Policy’s performance, including coverage duration, premiums required to keep your Policy in force, as well as the Policy’s Surrender Value.
Unsuitable for Short-Term Investment. This Policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your Policy is not designed to serve as a vehicle for frequent trading.
Policy Lapse. Sufficient Premiums must be paid to keep your Policy in force. There is a risk of lapse if Premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient Premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on policy values, you also have the Value Protection Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of Policy Lapse.
Policy Loans. Outstanding Policy Loans and accrued interest reduce the Policy's death benefit and Accumulation Value. If at any time the total Debt against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate subject to the conditions in the Grace Period provision. If your Policy lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy's value exceeds your basis in the Policy. There may be adverse tax consequences in the event that your Policy lapses with an outstanding loan balance.
Decreasing Death Benefit and Long-Term Care Benefit Payment. Any outstanding Policy Loans and any amount that you have surrendered will reduce your Policy’s death benefit and may reduce the amount you receive as a monthly long-term care benefit (as a portion will be used to repay any outstanding debt under the Policy as described in the Long-Term Care Benefits Rider).
Consequences of Surrender. Surrender Charges are assessed if you surrender your Policy up to 14 years from the Policy Date and up to 14 years from each increase in Specified Amount. Depending on the amount of Premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional Premium Payments. Full or Partial Surrenders may result in tax consequences.
Investment Restriction Compliance. While you own the Value Protection Rider, you may be subject to certain requirements and limitations that restrict your allocations among the Sub-Accounts and the Fixed Account. These restrictions are described in the “Value Protection Rider” section under the “Allocation Requirements” section later in this prospectus and the “Current Investment Restrictions for Optional Benefits – Value Protection Rider” section of Appendix A: Funds Available Under the Policy. The Allocation Requirements are intended to reduce our risk that we may be required to use our own assets to fulfill our no-lapse guarantees under the rider. As described further in the funds’ prospectuses, certain Underlying Funds that are included within the investment restrictions, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to manage the funds’ overall volatility or limit the funds’ losses during significant market downturns. While these risk management strategies could help to reduce negative impacts of market volatility and market downturns, they could also limit your participation in market gains. Overall, the Allocation Requirements that may be imposed under the Value Protection Rider may conflict with your personal investment objectives and limit your ability to maximize potential growth of your Accumulation Value. You should consult with your registered representative to determine whether the Allocation Requirements align with your investment objectives.
You will be notified at least 30 days prior to the date of any change in the Allocation Requirements. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the Rider. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the Sub-Account investments.
At the time you receive notice of a change to the Allocation Requirements, if you are not in compliance with the new Allocation Requirements, you may:
1.
submit your own reallocation instructions for the Accumulation Value, before the effective date specified in the notice, so that the Allocation Requirements are satisfied; or
2.
take no action and be subject to quarterly rebalancing. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise; or
3.
elect to terminate the Rider immediately, without waiting for a termination event.
Please note, upon a change in Allocation Requirements, we will not reallocate any of your Policy’s Accumulation Value except pursuant to your instructions in writing or by telephone (if you have previously authorized telephone transfers in writing). Failure to timely reallocate your Policy Accumulation Value in accordance with any new Allocation Requirements will cause your Rider to terminate.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax advisor about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.
Tax Treatment of Life Insurance and Long-Term Care Insurance Contracts. Your Policy is designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your Policy, and the deferral of taxation of any increase in the value of your Policy. If the Policy does fail to qualify as life insurance, you will be subject to the denial of those important benefits and any deductions to cover any Long-Term Care benefit riders may be taxable. In addition, if you pay more Premiums than permitted under the federal tax law your Policy may still be life insurance but will be classified as a Modified Endowment Contract (“MEC”) whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.
Tax Law Compliance.  We believe that the Policy will satisfy the federal tax law definition of life insurance and Long-Term Care insurance, and we will monitor your Policy for compliance with the tax law requirements. The discussion of the tax treatment of your Policy is based on the current Policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the Policy, as well as any changes in the current tax law requirements, may affect the Policy's qualification as life insurance and Long-Term Care insurance or may have other tax consequences.
Cybersecurity and Business Interruption Risks. We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks, including ransomware and malware attacks. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. The risk of cyber-attacks may be higher during periods of geopolitical turmoil. Such systems failures and cyber-attacks affecting us, any third-party administrator, the Underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the Underlying Funds, impact our ability to calculate your policy value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cyber-security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your Policy to lose value. There can be no assurance that we or the Underlying Funds or our service providers will avoid losses affecting your Policy due to system disruptions, cyber-attacks or information security breaches in the future.
In addition to cyber-security risks, we are exposed to risks related to natural and man-made disasters, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities. They could also result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of policy-related transactions, including orders from Owners. Disasters may negatively affect the computer and other systems on which we rely, impact our ability to calculate accumulation unit values, or have other possible negative impacts. They may also impact the issuers of securities in which the Underlying Funds invest, which may negatively affect the value of the Underlying Funds and the value of your Policy. There can be no assurance that we or the Underlying Funds or our service providers will be able to successfully avoid negative impacts associated with natural and man-made disasters.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life. Our claims-paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under “How to Obtain More Information.” Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to Owners of our policies. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
General Account. The General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims-paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.
Fixed Account. The Fixed Account assets are general assets of the Company, and are held in the Company’s General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation and interest is credited at a daily rate of 0.00272616% (equivalent to a compounded annual rate of 1%) or a higher rate determined by the Company. The current interest rate is shown on the Annual Statement.
The Fixed Account is not registered under the 1933 Act. The Fixed Account is not registered as an investment company under the 1940 Act. Disclosures in the prospectus regarding the Fixed Account are subject to certain generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of disclosures.
Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the Policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “SEC” or the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.” We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claim payments.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.
How to Obtain More Information. We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.lfg.com/VULprospectus.
Fund Participation Agreements
In order to make the Underlying Funds available, Lincoln Life has entered into agreements with the Underlying Fund company and their advisors or distributors. In some of these agreements, we must perform certain services for the Underlying Fund advisors or distributors. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Owners with statements showing their positions within the funds; processing dividend payments; providing sub-accounting services for shares held by Owners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Owners. For these administrative functions, we may be compensated at annual rates of between 0% and 0.30% based upon the assets of an Underlying Fund attributable to the Policies. Additionally, an Underlying Fund’s advisor and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. We may also receive compensation for marketing and distribution which may come from 12b-1 fees, or be paid by the advisors or distributors. The Underlying Funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: First Trust Variable Insurance Trust.
Payments made out of the assets of an Underlying Fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Underlying Fund’s average net assets, which can fluctuate over time. If, however, the value of the Underlying Fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the Underlying Fund goes down, payments to us (or our affiliates) would decrease.
Distribution of the Policies and Compensation
The Policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company, subject to the terms of selling agreements entered into by such firms, the Company and the Company’s Principal Underwriter, Lincoln Financial Distributors, Inc. (“LFD”). The Company’s affiliates, Lincoln Financial Advisors Corporation and Lincoln Financial Securities Corporation (collectively, “LFN”), have such agreements in effect with LFD and the Company. In addition to compensation for distributing the Policy as described below, the Company provides financial and personnel support to LFD and LFN for operating and other expenses, including amounts used for recruitment and training of personnel, production of literature and similar services.

The Policy is also offered through other financial intermediaries who receive an advisory fee for their services, that is paid directly by the Owner. We do not pay commissions to financial intermediaries because such intermediaries receive compensation in connection with the Policy through a contract between the third-party financial intermediaries and the Owner.  Lincoln is not a party to this arrangement. You should ask your registered representative how both financial intermediaries and broker-dealer will be compensated for the sale of the Policy to you, and about any other alternative proposal that may have been presented to you. You should take such compensation into account when considering and evaluating any recommendation made to you in connection with the purchase of a policy. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties. We pay LFD a wholesaling allowance for distribution of the policies.
The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 140% of the first year Premium and generally 5% of all other Premiums paid. The actual amount of such compensation or the timing and manner of its receipt may be affected by a number of factors including: (a) choices the Owner has made at the time of application for the Policy, including the choice of riders, and the Premium amounts and timing; (b) the volume of business produced by the firm and its representatives; or (c) the profitability of the business the firm has placed with the Company. Also, in lieu of premium-based commission, we may pay commission over time based on Accumulation Value.
In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non-cash compensation.” “Non-cash compensation”, as defined under FINRA’s rules, includes but is not limited to, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses.
Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales incentives relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the Policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the Policies.
These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the Policy to you or for any alternative proposal that may have been presented to you. You may wish to take such payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a Policy.
Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the Policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your Policy.
We do not anticipate that the Surrender Charge, together with the portion of the Premium Load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your Policy. Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.
Sub-Accounts and Funds
The variable investment options in the Policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). Each Sub-Account invests in shares in a single Underlying Fund. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate Underlying Fund. You do not invest directly in these Underlying Funds. The investment performance of each Sub-Account will reflect the investment performance of the Underlying Fund.
We create Sub-Accounts and select the Underlying Funds, the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts, based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund (or an affiliate, investment advisor or distributor of the fund) being evaluated is an affiliate of ours and whether we are compensated for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, its investment advisor or its distributor. Some funds pay us significantly more than others and the amount we receive may be substantial. We often receive more revenue from an affiliated fund than one that is not affiliated with us. These factors give us an incentive to select a fund that yields more revenue, and this is often an affiliated fund.
We review each Underlying Fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional Premium Payments to a Sub-Account if we determine the Underlying Fund no longer meets one or more of the selection factors discussed above and/or if the Sub-Account has not attracted significant Owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the Underlying Fund, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.
A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.
Certain Underlying Funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as “funds of funds”, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us may manage some of the available funds of funds. Our affiliates may promote the benefits of such funds to Owners and/or suggest that Owners consider whether allocating some or all of their policy value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your Policy.
Certain of the Underlying Funds, including funds managed by an advisor affiliated with us, employ risk management strategies that are intended to control the Underlying Funds’ overall volatility, and for some Underlying Funds, to also reduce the downside exposure of the Underlying Funds during significant market downturns. These funds usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the fund. These risk management strategies could limit the positive growth potential of the Underlying Fund in rising equity markets relative to other funds. Also, several of the Underlying Funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”) as detailed in the individual Underlying Fund prospectus. For more information about the Underlying Funds and the investment strategies they employ, please refer to the Underlying Funds’ current prospectuses.
Shares of the Underlying Fund are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this prospectus. Because shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Underlying Funds simultaneously, since the interests of such Owners or contract holders may differ. Although neither the Company nor the Underlying Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Owners, each Underlying Fund’s Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, the Separate Account might withdraw its investment in an Underlying Fund. This might force that Underlying Fund to sell the securities it holds at disadvantageous prices. Owners will not bear the attendant expense.
There is no assurance that the investment objective of any of the Underlying Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each Underlying Fund’s prospectus carefully before making investment choices. In particular, also please note, there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Policy fees and expenses, the yields of any Sub-Account investing in a money market fund may become extremely low and possibly negative.
Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.
If an Underlying Fund imposes restrictions with respect to the acceptance of Premium allocations or transfers, we reserve the right to reject an allocation or transfer request at any time that the Underlying Fund has notified us that such would not be accepted. We will notify you if your allocation or transfer request is or becomes subject to such restrictions.
Information regarding each Underlying Fund, including (i) its name; (ii) its investment objectives; (iii) its investment advisor and any sub-investment advisers; (iv) its current expenses; and (v) and certain performance is available in Appendix A: Funds Available Under the Policy at the back of this prospectus. Comprehensive information on each Underlying Fund may be found in that Underlying Fund’s prospectus or summary prospectus. Prospectuses for each of the Underlying Funds are available by calling 1-800-487-1485, by emailing a request to CustServSupportTeam@lfg.com, or on-line at www.lfg.com/VULprospectus.
Sub-Account Availability and Substitution of Funds
We reserve the right to add, remove, or substitute Sub-Accounts as investment options under the Policy, subject to state or federal laws and regulations. An Underlying Fund may be merged into another Underlying Fund. An Underlying Fund may discontinue offering their shares to the Sub-Accounts. If we change any Sub-Accounts or substitute any Underlying Funds, we will make appropriate endorsements to the Policies.
If we obtain appropriate approvals from Owners and securities regulators, we may:
•
Change the investment objective of the Separate Account;
•
Operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;
•
Deregister the Separate Account; or
•
Combine the Separate Account with another Separate Account.

If required by law, we will obtain any required approvals from Owners, the SEC, and state insurance regulators before substituting any Underlying Funds. Substitute Underlying Funds may have higher charges than the Underlying Funds being replaced.
We may close Sub-Accounts to Owners that purchase a new Policy after a specified date, and these Owners may not allocate Net Premium Payments or policy value to the closed Sub-Account. Owners that purchased a Policy prior to the specified date may continue to allocate Net Premium Payments and policy value to the Sub-Account.
From time to time, certain of the Underlying Funds may merge with other funds. If a merger of an Underlying Fund occurs, the policy value allocated to the existing fund will be transferred into the surviving fund. Any future Net Premium Payments allocated to the existing fund will automatically be allocated to the surviving fund unless otherwise instructed by you.
In addition, a Sub-Account may become unavailable due to the liquidation of its Underlying Fund portfolio. To the extent permitted by applicable law, upon notice to you and unless you otherwise instruct us, we will transfer any policy value in the liquidated Underlying Fund to the money market Sub-Account or a Sub-Account investing in another Underlying Fund designated by us. Any future Net Premium Payments allocated to the liquidated fund will automatically be allocated to the money market Sub-Account or a Sub-Account investing in another Underlying Fund designated by us unless otherwise instructed by you.
Voting Rights
The Underlying Funds do not hold regularly scheduled shareholder meetings. When an Underlying Fund holds a special meeting for the purpose of approving changes in the ownership or operation of the Underlying Fund, the Company is entitled to vote the shares held by our Sub-Account in that Underlying Fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares. If the 1940 Act or any other regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.
We will notify you when your instructions are needed and will provide information from the Underlying Fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding Underlying Fund, as of a date chosen by the Underlying Fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your Policy. If we do not receive instructions from you, we will vote the shares attributable to your Policy in the same proportion as we vote other shares based on instructions received from other Owners. Since Underlying Funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the Underlying Funds, and those votes may affect the outcome.
Each Underlying Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Underlying Fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Owner provide their voting instructions to the Company. For funds un-affiliated with Lincoln, even though Owners may choose not to provide voting instructions, the shares of an Underlying Fund to which such Owners would have been entitled to provide voting instructions will be voted by the Company in the same proportion as the voting instructions which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Owners would have been entitled to provide voting instructions will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Owners eligible to vote, be voted on by the Company in the same proportion as the voting instructions which we actually receive. As a result, the instructions of a small number of Owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the Underlying Fund which it owns at a meeting of the shareholders of an Underlying Fund, all shares voted by the Company will be counted when the Underlying Fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.
POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefits, administering your Policy, assuming risks associated with your Policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges. Pursuant to the terms of the Policy, certain of the charges described in the provisions below, while subject to guaranteed maximums, may or may not be changed from what we are charging at the time you purchase the Policy. The charges that are open to the possibility of change are referred to as “Non-Guaranteed Elements” or “NGEs” in the Policy. They include Cost of Insurance Rates, Mortality and Expense Risk (“M&E”) Charge, Asset Charge, Premium Load, Monthly Administrative Fee, Partial Surrender Fee, and interest rate used to credit the Fixed Account. Some things to know about these NGEs.
a. We will not make any changes to them in order to distribute past gains or recoup past losses;
b. We are not obligated to make any adjustments to them, but may choose to do so in our sole discretion;
c. Any change we make will be in consideration of future anticipated or emerging experience factors which may include, but are not limited to: mortality, interest rates, investment earnings, persistency, expenses (including reinsurance costs and taxes), policy funding, Net Amount at Risk, loan utilization, capital requirements, and reserve requirements;
d. Any changes to this Policy’s NGEs will not take into account long-term care future anticipated or emerging experience factors.
In doing our analysis of whether an adjustment should be made, we first determine which group or groups of policies should be considered together (called a “Redetermination Class”) in making our assessments. These Redetermination Classes may be different from those used when the Policy charges were first determined and different Redetermination Classes may be used when adjusting each NGE or when making adjustments at different points in time. Redetermination Classes will consist of policies with similar characteristics, which may include one or more of the following but are not limited to: Specified Amount, Policy Date, policy duration, Premiums paid, source of Premium, Policy ownership structure, underwriting type, sales distribution method, the Insured’s age, gender, and Premium classes, increases in Specified Amount, issue state, policy form, and the presence and attributes of Policy features and benefits and optional riders. It is important to note that any change will apply consistently to all individuals of the same Redetermination Class.
In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each Underlying Fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the Underlying Funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from Underlying Fund assets as described in the fund prospectus. Values in the Sub-Accounts are reduced by these charges. Future Underlying Fund expenses may vary. Detailed information about charges and expenses incurred by an Underlying Fund is contained in each Underlying Fund’s prospectus.
The Monthly Deductions, including the Cost of Insurance Charges, will be deducted proportionately from the value of each Sub-Account and the Fixed Account subject to the charge.
The Monthly Deductions are made on the “Monthly Anniversary Day” (the Policy Date and the same day of each month thereafter). If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.
If the Surrender Value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover three Policy Months (this would include the cost of Monthly Deductions due and unpaid during the Grace Period plus an amount sufficient to restore the Surrender Value to cover the cost of the

Monthly Deduction due on the Monthly Anniversary Day immediately following the end of the Grace Period). If payment is not received before the end of the Grace Period, the Policy may lapse. (Please see the “Lapse and Reinstatement” section of this prospectus.)
Premium Load; Net Premium Payment
We make a deduction from each Premium Payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We reserve the right to change this charge, but guarantee it will not exceed 25% from each Premium Payment. The Premium Payment, net of the Premium Load, is called the “Net Premium Payment.”
Premium Tax
States impose premium taxes on us based on premiums received from policyholders. These taxes range from 0% to 5%. There is no explicit charge in the Policy for this, but it is factored in when developing the premium load. In considering the state premium tax component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. We use an average of 2% to account for premium tax obligations.
Surrender Charges
A Surrender Charge may apply if the Policy is totally surrendered or has a decrease in the Specified Amount of death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
The Surrender Charge, shown on your Policy Specifications, varies by age and gender of the Insured, the number of years since the date of policy issue or the date of an increase in Specified Amount, and the Specified Amount. The Surrender Charge will never exceed $56.59 (5.659%) per $1,000 of Specified Amount. A personalized schedule of Surrender Charges is included with each Policy. You may obtain more information about the Surrender Charges that would apply to your Policy by requesting a personalized illustration from your insurance representative.
The duration of the Surrender Charge is 14 years for Full Surrenders and for decreases in Specified Amount. A new schedule of Surrender Charges will apply with respect to any increase in Specified Amount.
Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 14 years following policy issue, or within 14 years following any increase in Specified Amount.
Upon either a Full Surrender of the Policy or a decrease in Specified Amount, the charge will be subject to the following conditions and will be calculated as 1) divided by 2) and then multiplied by 3), where:
1)
is the amount of this decrease;
2)
is the Initial Specified Amount; and
3)
is the then applicable Surrender Charge from the schedule in the Policy.
We may refuse or limit requests for decreases in Specified Amount, to the extent there is insufficient value to cover the necessary Surrender Charges.
If you increase the Specified Amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing Specified Amount. Upon an increase in Specified Amount, we will send you a confirmation of the increase.
Any surrender may have tax implications. Consult your tax or other registered representative before initiating a surrender.

Partial Surrender Charge and Fee
The amount of any Partial Surrender charge and Partial Surrender fee will be deducted from the Partial Surrender amount paid to you. The Partial Surrender charge will never exceed $56.59 per $1,000 withdrawn plus an additional $150 Partial Surrender fee.
Transfer Fee
For each transfer request in excess of 24 made during any Policy Year, we reserve the right to charge you an Administrative Fee of $25.
In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that Policy Year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account. You will be provided with a supplement to your prospectus in the event that such a change is made.
Cost of Insurance Charge
A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value.
The Cost of Insurance Charge for your Policy depends on the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit, without regard to any benefits payable at the Insured’s death under any riders, minus the greater of zero or the Policy’s Accumulation Value. Because the Accumulation Value will vary with investment performance, Premium Payment patterns and charges, the Net Amount at Risk will vary accordingly.
The monthly Cost of Insurance Charge is equal to A) multiplied by the result of B) minus C), where:
A) is the current cost of insurance rate as determined by the Company;
B) is the death benefit at the beginning of the Policy Month, divided by the Net Amount at Risk Discount Factor (1 plus 0.00082954), divided by 1,000; and
C) is the Accumulation Value at the beginning of the Policy Month after the deduction of the monthly Mortality and Expense Risk Charge, Asset Charge (as described above) and Administrative Fee (as described below) but prior to the deduction for the monthly Cost of Insurance and the Long-Term Care Benefits Rider charge, divided by 1,000.
The Net Amount at Risk Discount Factor is the monthly equivalent of an effective annual rate of 1%.
The maximum rates that we may use are found in the guaranteed maximum cost of insurance rate table in your Policy’s Specifications. The applicable cost of insurance rate used in this monthly calculation for your Policy depends upon the Policy’s duration, the age, gender (in accordance with state law) and underwriting category of the Insured. Please note that it will generally increase each Policy Year as the Insured ages. Current cost of insurance rates, in general, are determined based on our expectation of anticipated or emerging experience factors which may include, but are not limited to: mortality, interest rates, investment earnings, persistency, expenses (including reinsurance costs and taxes), policy funding, Net Amount at Risk, loan utilization, capital requirements, and reserve requirements. For this reason, they may be less than the guaranteed maximum rates shown in the Policy, and your monthly Cost of Insurance Charge may be less than the amount that would be calculated using the guaranteed maximum cost of insurance rate shown in the table in your Policy. Because cost of insurance rates are subject to change, they are a NGE and are subject to adjustment as described in the discussion of NGEs and changes to NGEs in the first paragraph of Policy Charges and Fees, above. Please note that your monthly Cost of Insurance Charge will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” in this prospectus.
Mortality and Expense Risk Charge
We may assess a monthly Mortality and Expense Risk Charge (“M&E”) as a percentage of the Policy’s Separate Account Value as of the date the Monthly Deduction is made. The mortality risk assumed is that the Insured may live for a shorter period than we originally estimated. The expense risk assumed is that those expenses incurred in issuing and administering the Policies that are supported by the policies Separate Account value will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 1.5% in all Policy Years. We reserve the right to charge, but guarantee it will not exceed the maximum rates as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus.
Asset Charge
We may assess a monthly Asset Charge as a percentage of the Policy’s Fixed Account Value and the Loan Account Value as of the date the Monthly Deduction is made. This Asset Charge covers the risk that those expenses incurred in issuing and administering the Policies that are supported by the policies Fixed Account Value and the Loan Account Value will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 1.5% in all Policy Years.
Administrative Fee
There is a monthly Administrative Fee, (as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus and reflected as the “Guaranteed Maximum Monthly Administrative Fee” in the Policy Specifications), which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including but not limited to premium billing and collection, policy value calculation, confirmations, and periodic reports. It will apply for no longer than the first 20 Policy Years from the Policy Date or increase in Specified Amount, a per $1,000 charge which varies with the Insured’s issue age and gender. This charge will never exceed $1.253 per month per $1,000 of Initial Specified Amount or increase in Specified Amount. We reserve the right to change this charge, but guarantee it will not exceed the maximum rates as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus.
Policy Loan Interest
If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual effective interest rate is 3% in all years. The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. We will credit 1% interest on the Loan Account Value in all Policy Years.
Rider Charges
The following paragraphs describe the charges for the riders listed below. The features of the riders available with this Policy and any limitations on the selection of riders are discussed in the section headed “OTHER BENEFITS AVAILABLE UNDER THE POLICY”.
Long-Term Care Benefits Rider. There is a monthly rider charge on any Monthly Anniversary Day on which the Insured is not receiving LTC benefits. It is equal to (a) multiplied by (b) plus (c) multiplied by (d) where:
(a) is the LTC Base Charge Rate, used to calculate the charge for the benefit based on Specified Amount, shown in the Policy Specifications;
(b) is the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000;

(c) is the LTC Excess Charge Rate, used to calculate the charge for additional benefits based on the Accumulation Value, shown in the Policy Specifications; and
(d) is the LTC Benefit Limit on the Policy’s Monthly Anniversary Day minus the Base LTC Limit Value on the Policy’s Anniversary Day, divided by 1,000.
As of the date a claim is approved, and for the duration of the claim, (d) above will read as follows:
(d) is the greater of the Base LTC Limit Value or the Protected LTC Limit Value, if any, on the Policy’s Monthly Anniversary Day, minus the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000.
LTC benefit charges occur monthly. There is always a monthly charge for the base benefit, which is noted in the Policy Specifications. There may be an additional charge for excess benefits in any month when the Policy’s Accumulation Value is sufficient to provide additional LTC benefits above the base benefit. Accumulation Value growth would occur from a combination of premiums paid and Sub-Account value according to investment performance of the Underlying Funds, (see the Long-Term Care Benefits Rider section of this Prospectus for more details on the LTC benefits).

Rider charges are not impacted by the Indemnity or Reimbursement Option chosen.
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.
The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the Insured and Owner; Policy Date; the Initial Specified Amount; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.
The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and there may be a new contestable period for the new Policy. The death benefit and policy values may be less for some period of time in the new Policy.
Once your Policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.
We cannot process your requests for transactions relating to the Policy until we have received the request in “Good Order” at our Administrative Office. “Good Order” means the actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
We allow telephone transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on authorization for telephone transactions.
Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.
Application
If you decide to purchase a Policy, you must first complete an application. A completed application identifies the proposed Insured and provides sufficient information to permit us to begin underwriting risks in the Policy. We require a medical history and may require an examination of the proposed Insured. Based on our review of medical information about the proposed Insured, we may decline to provide insurance. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age and gender of the Insured.
A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the Insured is at least age 30 and at most age 70. Age will be determined by the last birthday of the Insured.
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a Policy. When you apply for a Policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.
Owner
The Owner on the Date of Issue is designated in the Policy Specifications. You, as Owner, will make the following choices:
1)
initial death benefit amount;
2)
optional riders, if any are offered;
3)
the amount and frequency of Premium Payments; and
4)
the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.
You are entitled to exercise rights and privileges of your Policy as long as the Insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, Surrender the Policy entirely,  request a Reduction in Specified Amount, name a new Owner, assign the Policy and make transfers. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the written request. In addition to changes in ownership or Beneficiary designations, you should make certain that our records are up to date with respect to your address and contact information and, to the extent possible, the address and contact information of any Beneficiaries. This will ensure that there are no unnecessary delays in effecting any changes you wish to make, ownership privileges you wish to exercise or payments of proceeds to you or your Beneficiaries. Exercising a change in ownership may cause a taxable event. You should consult a tax advisor prior to exercising a change in ownership to determine the tax consequences of such exercise.

Right to Examine Period
You may return your Policy to us for cancellation within 30 days after you receive it (or a greater number of days if required by your state). This is called the “Right to Examine Period”. If the Policy is returned for cancellation within the Right to Examine Period, we will refund to you the following:
If your Policy is issued in a state that provides for return of value, you are subject to the risk of market loss during the Right to Examine Period. Any Net Premium Payments received before the end of the Right to Examine Period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.
If your Policy is issued in a state that requires return of Premium Payments any Net Premium Payments received by us within 30 days (or a greater number of days if required by your state) of the date the Policy was issued will be held in the money market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Debt; or (b) the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.
If you are 60 years old and older and your Policy is issued in California, your Policy may be returned within 30 days from the date you received it during that 30-day period, your money will be placed in a Fixed Account or money market Sub-Account, unless you direct that the Premium be invested in an Underlying Fund designated by you within the Policy during the 30-day period. If you do not direct that the Premium be invested in an Underlying Fund, and if you return the Policy within the 30-day period, you will be entitled to a refund of the Premium and any policy fee paid. If you direct that the Premium to be invested in an Underlying Fund designated by you during the 30-day period, and if you return the Policy during that period, you will be entitled to a refund of the Policy’s account value on the day the Policy is received, which could be less than the Premium you paid for the Policy, plus any policy fee paid. A return of the Policy after 30 days may result in a substantial penalty, known as a surrender charge. (Note: For California policies, you may direct us, in writing, to proceed to allocation your Net Premiums before the end of the 30 days.)
If a Premium Payment was made by check, there may be a delay until the check clears.
Initial Specified Amount
You will select the Initial Specified Amount of death benefit on the application. This may not be less than $50,000. This amount will determine the initial death benefit. The Initial Specified Amount is shown on the Policy Specifications page.
Transfers
You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each Underlying Fund’s objective and investment policy before allocating money to the Sub-Accounts. (Note: Prior to moving money into the money market Sub-Account or allowing it to default into the money market Sub-Account as a result of a fund liquidation, refer to your Policy for specific impacts that may apply, if any.)
During the first Policy Year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar Cost Averaging or Automatic Rebalancing program described below. The amount of all transfers from the Fixed Account in any other Policy Year may not exceed the greater of:
1)
25% of the Fixed Account Value as of the immediately preceding Policy Anniversary, or

2)
the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.
Due to these limitations, if you want to transfer all of your value from the Fixed Account to one or more Sub-Accounts, it may take several years to do so. We reserve the right to waive these transfer restrictions from the Fixed Account at any time. Please contact your registered representative to determine if a waiver is currently in effect.
Requests for transfers may be made in writing or by telephone, if you have previously authorized telephone transfers in writing, subject to our consent. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm instructions are genuine. Any instructions, which we reasonably believe to be genuine, will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.
Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in Good Order before the close of regular trading on the New York Stock Exchange (generally 4:00 pm Eastern time on a business day) will normally be effective that day. There may be circumstances under which the New York Stock Exchange may close before 4:00 pm. In such circumstances transactions requested after such early closing will be processed using the accumulation unit value computed the following trading day.
Some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Underlying Fund's investment advisor, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the Underlying Funds' own policies and procedures on market timing activities. We may also defer or reject an allocation or transfer request that is subject to a restriction that is imposed by the Underlying Fund at any time. If an Underlying Fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests.
We reserve the right to change the terms and conditions of the “Transfers” section in response to changes in legal or regulatory requirements. Further, we reserve, at our sole discretion, the right to limit or modify transfers in the interest of overall fund management or transfers that may have an adverse effect on other Owners. Transfer rights may be restricted in any manner or terminated until the beginning of the next Policy Year if we determine that your use of the transfer right may disadvantage other Owners.
Market Timing
Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the Underlying Funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the Underlying Fund's portfolio, and increase brokerage and administrative costs of the Underlying Funds. As an effort to protect our Owners and the Underlying Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other Owners or shareholders.
In addition, the Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. You should note that, these policies and procedures may result in an Underlying Fund deferring or permanently refusing to accept Premium Payments or transfers for the reasons described in “Transfers”, above. In such case, our rights and obligations will be as described in “Transfers”. Some of the Underlying Funds may also impose Redemption Fees on short-term trading (i.e., redemptions of Underlying Fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such Redemption Fees on behalf of the Underlying Funds. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.
However, under the SEC rules, we are required to: (1) enter into written agreement with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate excessive trading policies established by the Underlying Fund.
You should be aware that the purchase and redemption orders received by Underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or Separate Accounts to which Premium Payments and policy values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance policies. The omnibus nature of these orders may limit the Underlying Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Underlying Funds (and thus our Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the Underlying Funds. In addition, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.
Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Owners within given periods of time. In addition, managers of the Underlying Funds might contact us if they believe or suspect that there is market timing. If requested by an Underlying Fund company, we may vary our Market Timing Procedures from Sub-Account to Sub-Account to comply with specific Underlying Fund policies and procedures.
We may increase our monitoring of Owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple policies owned by the same Owner if that Owner has been identified as a market timer. For each Owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the Underlying Funds that may not have been captured by our Market Timing Procedures.
Once an Owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the Owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the Policy Year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions from or on behalf of an Owner who has been identified as a market timer are inadvertently accepted, we will reverse the transaction within 1 - 2 business days of our discovery of such acceptance. We will impose this “original signature” restriction on that Owner even if we cannot identify, in the particular circumstances, any harmful effect from that Owner's particular transfers.
Owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Owners determined to be engaged in such transfer activity that may adversely affect other Owners or Underlying Fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your Underlying Fund shares and increased brokerage and administrative costs in the Underlying Funds. This may result in lower long-term returns for your investments.
Our Market Timing Procedures are applied consistently to all Owners. An exception for any Owner will be made only in the event we are required to do so by a court of law. In addition, certain Underlying Funds available as investment options in your Policy may also be available as investment options for Owners of other, older life insurance policies issued by us.
Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, we cannot guarantee that the Underlying Funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Account of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Owners or as applicable to all Owners with policy values allocated to Sub-Accounts investing in particular Underlying Funds. We also reserve the right to implement and administer Redemption Fees imposed by one or more of the Underlying Funds in the future.
OTHER BENEFITS AVAILABLE UNDER THE POLICY
In addition to the Death Benefit under the Policy, other standard and optional benefits may also be available to you. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table. More information about each rider follows the table.
Name of Benefit	Purpose	Standard or Optional	Brief Description of Restrictions/Limitations
Long-Term Care Benefits Rider	Provides benefit payments for the Indemnity Choice Option, and/or to reimburse expenses incurred by the Insured for Covered Services.	Standard
•Amounts we pay and/or reimburse are subject to a
monthly maximum dollar amount each calendar
month.
•Availability is subject to underwriting criteria
(including age and state of health) at time of Policy
purchase only.
•The long-term care services must meet conditions of
the Rider to qualify for reimbursement.

Name of Benefit	Purpose	Standard or Optional	Brief Description of Restrictions/Limitations
Benefit Transfer Rider	Provides Beneficiary(ies) of an Eligible Policy the option to use all or a portion of the Death Benefit Proceeds as a single premium to purchase, without underwriting Rider Benefit.	Standard
•The Insured under this Policy must be the Beneficiary
of an Eligible Policy, and must make the election to
purchase Rider Benefit under this Rider at the time
they make their election of settlement option under
such Eligible Policy.
•The Insured under this Policy must be no less than
attained age 50 and no more than attained age 120 on
the Purchase Date.
•The LTC Benefit Limit under the Long-Term Care
Benefits Rider attached to the Policy must be greater
than zero on the Purchase Date.
•The Insured under this Policy must be living on the
Purchase Date.

Value Protection Rider	Provides lapse protection if certain conditions are met. Also provides a level of protection against market down turns for accrued long- term care benefits.	Standard
•Lapse protection is subject to meeting the Premium
Payment requirements of the No-Lapse Premium
Test.
•Maintaining Automatic Rebalancing on a quarterly
basis complying with the allocation requirements
described in the prospectus is required to keep this
rider in force.

Automatic Rebalancing	To periodically restore Sub-Account exposure to a pre- determined level selected by the policyholder to reduce potential risk of exposure to market volatility.	Standard	•Must be active to maintain the Value Protection Rider (see Riders). •Is only available on a quarterly basis.
Dollar Cost Averaging
An investment
strategy that divides
up the total amount
to be invested in one
or more Sub-
Accounts over a
specified period of
time. This averages
the purchase cost of
the assets over time
and helps to reduce
the potential impact
of market volatility.
Optional
•Available at Policy purchase only.
•In effect for 1st Policy Year or until funds are all
moved.
•Moves money from Fixed Account or Money Market
Sub-Account to other Sub-Accounts.
•Cannot move money to the same account money is
being taken from.
•Automatically moves to Automatic Rebalancing after
1st year.

Name of Benefit	Purpose	Standard or Optional	Brief Description of Restrictions/Limitations
Policy Loans	Borrow against the Surrender Value of your Policy.	Optional
•We may limit the amount of your loan so that total
Debt under the Policy will not exceed 90% of an
amount equal to the Accumulation Value less
Surrender Charge.
•Amounts transferred to the Loan Account do not
participate in the performance of the Sub-Accounts or
the Fixed Account.

Long-Term Care Benefits Rider. Long-Term Care Benefits Rider is automatically issued with the Policy. Subject to meeting eligibility requirements, this Rider provides benefit payments for the Indemnity Choice Option, and/or to reimburse expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the Plan of Care. Benefit payments reduce your Policy’s Specified Amount and Accumulation Value.
You may return this Rider for any reason to the insurance agent through whom it was purchased, to any other insurance agent of the Company, or to us at the Service Office mailing address shown on the cover of your Policy within 30 days after its receipt. If returned, this Rider will be considered void from your Policy Date and we will refund all charges deducted for it as a credit to your Policy within 30 days of the return.
Eligibility: An Insured may receive benefits under this Rider once the following conditions are met:
a. The total benefits paid to date under this Rider must not have reduced the LTC Benefit Limit to zero;
b. a Licensed Health Care Practitioner, acceptable to us, has certified within the preceding 12-month period that the Insured is Chronically Ill;
Please note for California residents:
A Licensed Health Care Practitioner, independent of the insurer, shall certify that the Insured meets the definition of “Chronically Ill Individual”:
1) An Insured has the option of submitting a certification to the insurer or submitting a notice of claim and requesting that the insurer conduct the assessment. If the Insured requests that the insurer conduct the assessment, the insurer shall provide an independent Licensed Health Care Practitioner to conduct the assessment. If a health care practitioner makes a determination, pursuant to this section, that an Insured does not meet the definition of “Chronically Ill Individual”, the insurer shall notify the Insured that the Insured shall be entitled to a second assessment by a Licensed Health Care Practitioner, upon request, who shall personally examine the Insured. The requirement for a second assessment shall not apply if the initial assessment was performed by a practitioner who otherwise meets the requirements of this section and who personally examined the Insured.
2) The assessments shall be performed promptly with the certification completed as quickly as possible to ensure that an Insured’s benefits are not delayed.
3) A Licensed Health Care Practitioner shall develop a written Plan of Care after personally examining the Insured.
4) The costs to have a Licensed Health Care Practitioner certify that an Insured meets, or continues to meet, the definition of “Chronically Ill Individual” or to prepare a written Plan of Care shall not count against the lifetime maximum of the Policy or certificate.
5) In order to be considered “independent of the insurer”, a Licensed Health Care Practitioner shall not be an employee of the insurer and shall not be compensated in any manner that is linked to the outcome of the certification.

c. a Plan of Care (a written document which outlines individualized medical treatment; please see your Policy and rider for additional information) prescribed by a Licensed Health Care Practitioner for Covered Services is received at least every 12 months; and
d. All claim forms and written notifications are submitted and in Good Order.
An Insured who is Chronically Ill is unable to perform without substantial/hands-on assistance at least two activities of daily living for at least 90 days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial/hands-on supervision to protect the Insured from health and safety caused by to a severe cognitive impairment.
Benefits will be paid under this Rider for as long as:
a. the above listed Benefit Conditions of this Rider are met;
b. the requirements of the “Claims” section of this Rider are satisfied;
c. any claim is either:
(i) for reimbursement of costs incurred and actually paid by the Insured for Covered Services which are Qualified Long-Term Care Services prescribed in the Plan of Care and that have not already been reimbursed by us or Medicare/Medi-CAL; or
(ii) for payment of the Indemnity Choice Option benefit, a requested amount no greater than the Indemnity Choice Option limit (as described in the Benefit Payment Options section), paid monthly and without regard to costs incurred; and
d. this Rider remains in force. This condition does not apply to benefits received under the “Benefits After Lapse” provision in this Rider.
If we determine that the Insured no longer meets the requirements of being Chronically Ill, all benefit payments will stop. Should the Insured later be recertified as being Chronically Ill and meet all conditions for the payment of benefits under this Rider, benefit payments will resume subject to the LTC Benefit Limit.
There is no deductible period or Elimination Period which must be satisfied in order to be eligible for benefits under this Rider.
LTC Benefits Available: Subject to the terms and conditions of this Rider, we will pay an amount not to exceed the Maximum Monthly LTC Benefit (described below in “How Rider Benefits are Determined”) no less frequently than once each calendar month until the LTC Benefit Limit (described below in “How Rider Benefits are Determined”) equals zero:
a. to reimburse costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services; and/or
b. to pay the requested Indemnity Choice Option benefit described in the “Benefit Payment Options” provision below.
With the exception of Caregiver Training, any amounts paid in a calendar month for the Indemnity Option and/or to reimburse any Covered Service or combination of Covered Services will reduce the following dollar for dollar: that month’s Maximum Monthly LTC Benefit, the LTC Benefit Limit, the Base LTC Limit Value, and the Protected LTC Limit Value, if any. Benefits paid for Caregiver Training do not reduce any of these amounts.
Benefits under this Rider while this Rider is in force will continue to be available for the Covered Services listed in the “Covered Services” section of this Rider as long as the LTC Benefit Limit is greater than zero.
In any calendar month in which you are eligible to receive benefits under this Rider, the maximum amount available as a benefit under this Rider is equal to the lesser of:
a. an amount equal to your election, chosen at the time of initial claim:

1. the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; or
2. the Indemnity Choice Option amount.
b. the amount you request;
c. the Maximum Monthly LTC Benefit amount under the Reimbursement Option or the Indemnity Choice Option, as applicable; or
d. the LTC Benefit Limit.
A benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy, as described in the “Reduction of Benefit Payments Due to Debt” provision.
This Rider will pay benefits for Covered Services received in a state or jurisdiction, including other than the state of issue, if benefits would have been paid in the state of issue, irrespective of any differences in facility licensing, certification, registration requirements, provider name or similar requirements.
Benefit Payment Options: If the Insured has met all Benefit Conditions listed in the “Eligibility” provision of this Rider, Benefit Payment Options will be available for seven days per week.
Upon the initial long-term care claim, the Owner must elect one of two Benefit Payment Options, as described below. Once the Benefit Payment Option has been chosen, the election is irrevocable and cannot be changed for the life of the Rider.
Each option affects the amount of your benefit payments and claim administration differently. As shown on the Policy Specifications, the Indemnity Choice Option provides a modified Monthly Maximum LTC Benefit Amount compared to the Reimbursement Option.
Reimbursement Option – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit Amount for the Reimbursement Option.
Indemnity Choice Option – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred.
The Indemnity Choice Option Limit is the specific benefit payment amount requested which cannot be greater than the Maximum Monthly LTC Benefit Amount, times the Indemnity Choice Factor as shown in the Policy Specifications.
Subject to the terms and conditions of this Rider, we will pay an amount not to exceed the applicable Maximum Monthly LTC Benefit no less frequently than once each calendar month until the LTC Benefit Limit equals zero:
a. to reimburse costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services; and/or
b. to pay the requested Indemnity Choice Option benefit.
With the exception of Caregiver Training, any amounts paid in a calendar month for the Indemnity Choice Option, and/or to reimburse any Covered Service or combination of Covered Services will reduce the following dollar for dollar: that month’s Maximum Monthly LTC Benefit, the LTC Benefit Limit, the Base LTC Limit Value, and the Protected LTC Limit Value, if any. Benefits paid for Caregiver Training do not reduce any of these amounts. Benefits under this Rider while this Rider is In Force will continue to be available for the Covered Services listed in the “Covered Services” section of this Rider as long as the LTC Benefit Limit is greater than zero.
In any calendar month in which you are eligible to receive benefits under this Rider, the maximum amount available as a benefit under this Rider is equal to the lesser of:
a.
an amount equal to your election, chosen at the time of initial claim:

(1)
the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; or
(2)
the requested Indemnity Choice Option amount;
b.
the amount you request;
c.
the Maximum Monthly LTC Benefit amount for the Reimbursement Option or the Indemnity Choice Option as applicable; or
d.
the LTC Benefit Limit.
A benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy, as described in the “Reduction of Benefit Payments Due to Debt” provision.
This Rider will pay benefits for Covered Services received in a state or jurisdiction, including other than the State of Issue, if benefits would have been paid in the State of Issue, irrespective of any differences in facility licensing, certification, registration requirements, provider name or similar requirements.
International Benefits: If the Insured is confined to a Nursing Home or Assisted Living Facility outside of the United States, the amount payable each calendar month to reimburse costs incurred and actually paid by the Insured for such Nursing Home Care Services or Assisted Living Facility Services and which have not already been reimbursed by us is limited to the Maximum Monthly LTC Benefit. The only Covered Services payable, when received outside of the United States, are benefits for Nursing Home Care Services or Assisted Living Facility Services.
International Benefits are limited to no more than a total of 36 months of payments by us while this Rider is In Force. Any benefits payable for the Reimbursement Option or the Indemnity Choice Option under this “International Benefits” provision are subject to the following terms and conditions:
a.
Benefits are not payable under this provision if such payment is prohibited by the laws, rules, regulations or orders of the United States Government and its officials, or sanctions established by the United States Department of the Treasury’s Office of Foreign Asset Control, its successor organization, or any authorized agency or department of the United States.
b.
You may not receive payments for benefits for Covered Services received within the United States while benefits are being paid for Nursing Home Care Services or Assisted Living Facility Services under this provision.
c.
We must receive proof In Writing satisfactory to us that the Insured is confined in a Nursing Home or Assisted Living Facility outside of the United States and has met all of the Benefit Conditions of this Rider and this provision. Such proof and all supporting documentation must be furnished in English at no expense to us.
d.
Payments will be made in United States currency at the then-current exchange rate as published by Bloomberg L.P. or its successors, or an equivalent service of our choice on the date of payment. We will not cover the cost of currency exchanges or conversions, wire transfers, administrative fees, or other fees, costs, taxes, customs, duties, services or expenses of any kind arising from or relating to the Insured’s receipt of care in any country other than the United States, unless such costs would necessarily have been incurred and covered under this Rider if the Insured had received care within the United States instead of a foreign country.
e.
While benefits are being paid under this provision, we reserve the right to verify, as often as we deem necessary, that all of the Benefit Conditions and other criteria for eligibility for benefits under this Rider and this provision have been satisfied.
Right to Purchase Optional Inflation Protection: If this Rider is issued with the right to purchase Optional Inflation Protection, you can purchase a 5% compound Optional Inflation Protection increase on each Policy Anniversary, with no evidence of insurability. The Right to Purchase Optional Inflation Protection election in effect on the Policy Date is shown in the Policy Specifications.

Every annual Optional Inflation Protection increase purchased by you will be factored into the calculation of the following values: Base Maximum Monthly LTC Value, Base LTC Limit Value, Market Maximum Monthly LTC Value, Market LTC Limit Value, Protected Maximum Monthly LTC Value, if any, and Protected LTC Limit Value, if any.
Starting with the first Policy Anniversary, and for as long as you continue to purchase each year’s Optional Inflation Protection increase, we will send you written notification regarding that year’s right to purchase. You must return your request to purchase that year’s Optional Inflation Protection increase within the timeframe stated in the notification.
If you decline to purchase any annual Optional Inflation Protection increase, you will not have the right to purchase an Optional Inflation Protection increase on any future Policy Anniversary. The right to purchase Optional Inflation Protection under this Rider cannot be reinstated once terminated.
The right to purchase annual Optional Inflation Protection increases will continue without regard to the Insured’s Attained Age, claim status, claim history, or length of time the Insured has been covered under this Rider, as long as the following conditions are satisfied:
a. you continue to purchase each year’s Optional Inflation Protection increase;
b. the LTC Benefit Limit is greater than zero; and
c. this Rider remains in force.
If this Rider was issued with the right to purchase annual Optional Inflation Protection increases, you cannot request an increase in the Policy’s Specified Amount.
On the Policy Anniversary on which you do not purchase that year’s Optional Inflation Protection increase, the following will occur:
a. your right to purchase any future annual Optional Inflation Protection increase will terminate;
b. the Monthly LTC Charge Rate used to calculate the Monthly Rider Charge will be reduced accordingly; and
c. your right to make Specified Amount increases for the base policy will be reinstated.
Even if your right to purchase Optional Inflation Protection increases under this Rider is terminated, any previously purchased Optional Inflation Protection increases will continue to be included in the calculation of benefits under this Rider.
Any benefits payable for facilities outside the United States are subject to additional limitations. Please see your Policy and rider for additional information.
How Rider Benefits are Determined: The LTC Benefit Limit and Maximum Monthly LTC Benefit under this Rider are equal to the greatest of the separately calculated reference values (Base, Market, and, while the Value Protection Rider is in force, Protected), as described below.
Unless you have requested a decreased in the Policy’s Specified Amount or a Partial Surrender (i.e. withdrawal) under the Policy, the LTC Benefit Limit will never be less than the initial LTC Benefit Limit shown in the Policy Specifications minus the sum of any benefits paid under this Rider, and the Maximum Monthly LTC Benefit will never be less than the initial Maximum Monthly LTC Benefit shown in the Policy Specifications.
The LTC Benefit Limit is the benefit amount available under this Rider on any date after the Policy Date. The LTC Benefit Limit is equal to the greatest of:
a. the Base LTC Limit Value as described below;
b. the Market LTC Limit Value as described below; or
c. while the Value Protection Rider is in force, the Protected LTC Limit Value, if any, in effect, as described in the Value Protection Rider.

On the date you are determined to be eligible to make a claim, the LTC Benefit Limit will be fixed at the amount in effect on that date. For the duration of the claim, the LTC Benefit Limit will decrease, and may increase, as described below.
The Maximum Monthly LTC Benefit is the maximum benefit amount available each calendar month on any date after the Policy Date. The Maximum Monthly LTC Benefit is equal to the greatest of:
a. the Base Maximum Monthly LTC Value as described below;
b. the Market Maximum Monthly LTC Value as described below; or
c. while the Value Protection Rider is in force, the Protected Maximum Monthly LTC Value, if any, in effect, as described in the Value Protection Rider.
At the time of the initial claim, you elect one of the two Benefit Payment Options which are the Reimbursement Option or the Indemnity Choice Option as described in the Long-Term Care Benefits provision. On the date you are determined to be eligible to make a claim, the Maximum Monthly LTC Benefit will be fixed at the amount in effect on that date. For the duration of the claim, the Maximum Monthly LTC Benefit may increase and/or decrease as described in the “Impact of Claims on Benefit Payments” provision below.
Base LTC Limit Value: On the Policy Date, it is equal to the initial LTC Benefit Limit shown in the Policy Specifications and may increase or decrease after the Policy Date.
Base Maximum Monthly LTC Value: On the Policy Date, it is equal to the initial Maximum Monthly LTC Benefit shown in the Policy Specifications and may increase or decrease after the Policy Date.
Market LTC Limit Value: On any date is equal to (a) multiplied by (b), where:
(a) is the Policy’s Accumulation Value on that date; and
(b) is the Market Benefit Multiplier shown in the Policy Specifications.
The Market LTC Limit Value may increase or decrease daily and is adjusted as described in the “Right to Purchase Optional Inflation Protection” section.
Market Maximum Monthly LTC Value: On any date is equal to the sum of (a) plus [the greater of (b) or (c), minus (c)], divided by (d), where:
(a) is the Base Maximum Monthly LTC Value on that date;
(b) is the Policy’s Accumulation Value on that date;
(c) is the initial Market Benefit Floor shown in the Policy Specifications, increased and/or decreased as a result of increases and/or decreases in the Policy’s Specified Amount; and
(d) is the Market Benefit Divisor shown in the Policy Specifications.
The Market Maximum Monthly LTC Value may increase or decrease daily and is adjusted as described in the “Right to Purchase Optional Inflation Protection” section.
Impact of Claims on Benefit Payments: On the date we determine you are eligible to make a claim, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will be fixed at the amount in effect on that date.
With the exception of Caregiver Training, any amounts paid in a calendar month as a benefit under this Rider will reduce that month’s Maximum Monthly LTC Benefit, and the LTC Benefit Limit, dollar for dollar, as described in the “Benefits Available” provision above.
An Optional Inflation Protection increase will increase the Maximum Monthly LTC Benefit and the LTC Benefit Limit, as described in the “Right to Purchase Optional Inflation Protection” section.

An increase and/or decrease in the Policy’s Specified Amount or a Partial Surrender (i.e. withdrawal) under the Policy will likewise increase and/or decrease the Maximum Monthly LTC Benefit and the LTC Benefit Limit, as described in the “Impact of Policy Transactions” section.
If we determine that the Insured no longer meets the requirements of being Chronically Ill, has not filed a subsequent claim, or received reimbursement for Covered Services for a minimum of a continuous 90 day period, or at your request, we will close your claim. Prior to closing your claim, we will send you a written notification.
If, on the date your claim is closed, the Policy’s Specified Amount and/or Accumulation Value are greater than zero, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will remain fixed unless you submit a request to reallocate any Accumulation Value in the Fixed Account. The Transfer limits as described in the “Transfers” section do not apply to this reallocation. If you make a reallocation from the Fixed Account, either at this time or a later time, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will no longer be fixed as described in your Policy.
If, on the date your claim is closed, the Policy’s Specified Amount and Accumulation Value have both been reduced to zero, the LTC Benefit Limit and the Maximum Monthly LTC Benefit will remain fixed.
Covered Services: The following is a list of Covered Services eligible for reimbursement under this rider. Please see your Policy and rider for additional information.
•
Adult day care services (also known as Residential Care)
•
Assisted living facility services
•
Bed reservation
•
Care planning services
•
Caregiver training
•
Home health care services
•
Hospice services
•
Nursing home care services (also known as Nursing Facility)
•
Respite care services
•
Alternative care services
•
Non-continual services
•
Personal care services/homemaker services
Exclusions: This Rider does not provide benefits for:
a. treatment or care due to alcoholism or drug addiction;
b. treatment for attempted suicide or an intentionally self-inflicted injury;
c. treatment provided in a Veteran’s Administration or government facility;
d. loss to the extent that benefits are payable from governmental programs or other insurance programs;
e. confinement or care received outside the United States other than benefits for nursing home care services and assisted living facility services (please refer to the “International Benefits” provision);
f. services provided by a facility or an agency that does not meet this rider’s definition for such facility or agency as described in the “Covered Services” section of this rider;
g. services provided by the Insured’s or Owner’s immediate family member, except as described in this Rider; and

h. services for which no charge is or would normally be made in the absence of insurance.
Impact of Policy Transactions
Increases in Policy Specified Amount: If you request an increase in the Policy’s Specified Amount after the Policy Date, the Base Maximum Monthly LTC Value, Base LTC Limit Value, and Market Benefit Floor, which are used to determine the LTC Benefit Limit and the Maximum Monthly LTC Benefit, will be increased proportionally to the increase in the Policy’s Specified Amount.
Decreases in Policy Specified Amount: If the Policy’s Specified Amount decreases either by request or as a result of a Partial Surrender (i.e. withdrawal) under the Policy, the Base Maximum Monthly LTC Value, Base LTC Limit Value and Market Benefit Floor, which are used to determine the LTC Benefit Limit and the Maximum Monthly LTC Benefit, will be decreased proportionally to the decrease in the Policy’s Specified Amount.
Impact of Debt on Benefit Payments
A benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy.
The portion to be repaid will equal the sum of (a) plus (b), divided by (c), then multiplied by (d), where:
(a) is the Loan Account Value;
(b) is any accrued loan interest not yet charged;
(c) is the Policy’s Accumulation Value immediately prior to the benefit payment; and
(d) is the amount of the benefit payment prior to the reduction to repay Debt.
If the Loan Account Value is greater than zero, the Loan Account Value will be reduced by the amount of the benefit payment used to repay Debt.
Impact of Rider on Policy
Monthly Deduction: While the Policy and this Rider are in force, the Monthly Deduction described in the Policy will continue to be deducted from the Policy’s Accumulation Value until the earlier of:
a. the Insured’s Attained Age 121; or
b. the Monthly Anniversary Day on or next following the date the Policy’s Specified Amount and Accumulation Value have both been reduced to zero.
Additional Premiums: While the Policy and this Rider are in force, in addition to the terms and conditions described in the Policy’s “Additional Premiums” provision, the following will also apply: You may not make additional Premium Payments on or after the date in the Policy’s Specified Amount and Accumulation Value have both been reduced to zero as a result of benefit payments under this rider. Additionally, we reserve the right to require Evidence of Insurability for any Premium Payment that would result in an increase in the LTC Benefit Limit under this rider.
Automatic Transfer to Fixed Account While LTC Benefits are Being Paid: On the date a claim under this Rider is approved, we will transfer any Separate Account Value out of the Sub-Account(s) to the Fixed Account. Such transfer(s) will be made at the end of the Valuation Day on or next following the date your claim is approved.
While LTC Benefits are being paid, any Fixed Account Value cannot be transferred to the Sub-Account(s), and any Net Premium Payments received will be allocated to the Fixed Account. Automatic Rebalancing, Dollar Cost Averaging, and Allocation Requirements described in the Policy and/or the Value Protection Rider will not apply once a claim is approved, and you are no longer receiving LTC benefits.
When LTC Benefits are no longer being paid: You may submit a request to transfer any remaining Fixed Account Value to the Sub-Account(s), subject to the Allocation Requirements described in the Policy and/or the Value Protection Rider, if in force. The Transfer limits as described in the “Transfers” section do not apply to this reallocation. Any future Net Premium Payments received will be allocated accordingly. Automatic Rebalancing and Dollar Cost Averaging, as applicable, will recommence.
The transfers described in this section do not count against the free transfers available under the Policy.
Impact of Benefit Payments on Specified Amount: While the Policy’s Specified Amount is greater than zero, benefit payments under this Rider for Indemnity Choice Option benefits or to reimburse any Covered Service or combination of Covered Services (other than Caregiver Training) will reduce the Policy’s Specified Amount dollar for dollar. This change may reduce the Policy’s Specified Amount below the minimum as described in the Policy.
Impact of Benefit Payments on Policy Values: While the Policy’s Accumulation Value is greater than zero (greater than or equal to the Policy’s Specified Amount if issued in the State of California), benefit payments under this Rider for Indemnity Choice Option benefits or to reimburse any Covered Service or combination of Covered Services (other than Caregiver Training) will reduce the Policy’s Accumulation Value and Surrender Value dollar for dollar. In the State of California, while the Policy’s Accumulation Value is less than the Policy Specified Amount, benefit payments under this Rider for Indemnity Choice Option benefits or to reimburse any Covered Service or combination of Covered Services (other than Caregiver Training) will reduce the Policy’s Accumulation Value proportionally to the change in Specified Amount.
Restriction on Specified Amount Increases: If this Rider was issued with the right to purchase annual Optional Inflation Protection increases, you cannot request an increase in the Policy’s Specified Amount. If such right to purchase is subsequently terminated as described in the “Right to Purchase Optional Inflation Protection” provision, you may request an increase in the Policy’s Specified Amount, subject to the terms and conditions of the Policy’s “Increases in Specified Amount” provision.
Residual Death Benefit: If this Rider is in force on the date the Insured dies, the Residual Death Benefit described below will be in effect when determining the Death Benefit Proceeds under the Policy.
The Residual Death Benefit is equal to the lesser of:
a.
5% of the Specified Amount on the date of the Insured’s death, not reduced for any benefits paid under this Rider; or
b.
$10,000.
Debt will decrease the Residual Death Benefit by an amount equal to 5% of the Debt. Repayment of Debt will increase the Residual Death Benefit by an amount equal to 5% of the repayment.
No Death Benefit Proceeds are payable under the Policy if expenses for Covered Services have been reimbursed under the “Benefits After Lapse” provision.
Availability of Policy Death Benefit Proceeds: If the Insured dies while receiving benefits under this rider, we reserve the right to withhold payment of any Death Benefit Proceeds that would otherwise be payable until we have verified that we have received all remaining claims for Indemnity Choice Option benefits or to reimburse any Covered Service. Any Death Benefit Proceeds paid may include interest required by applicable law.
Lapse and Lapse Protection
Nonforfeiture Benefit: After the Policy and this Rider have been in force for 3 Policy Years and subject to the terms and conditions of this Rider, this provision will cover eligible claims for Covered Services up to the LTC Nonforfeiture Benefit Limit which begins at any time after this Rider has lapsed or terminated for any reason. The LTC Nonforfeiture Benefit Limit is an amount equal to the greater of one month’s Maximum Monthly LTC Benefit as of the date this Rider lapses or terminates or an amount equal to the sum of monthly rider charges paid for this rider. Please refer to your Rider for additional information.
Grace Period: Your Policy and this Rider will enter the Grace Period as described in your Policy’s “Grace Period” provision, subject to the terms of the Value Protection Rider.

Benefits After Lapse: If your Policy Lapses while the Insured is confined to a Nursing Home or Assisted Living Facility and receiving benefits under this Rider for these services, the Indemnity Choice Option will remain and we will continue to reimburse costs incurred for such services if the confinement began while this Rider was in force and continues without interruption after the Policy and rider terminate. Please refer to your Rider for additional information. While LTC payments will continue for the duration of claim eligibility and confinement, Death Benefit Proceeds are no longer payable after the Policy Lapses.
Reinstatement of Rider: In the event of a lapse, subject to meeting the criteria in the Rider, your Policy may be reinstated. The reinstatement of the Policy and this Rider will be subject to satisfactory Evidence of Insurability. After reinstatement, this Rider will only provide benefits for Covered Services and/or indemnity benefits which begin on or after the date of reinstatement, subject to the terms and conditions of this Rider.
If, however, the Insured was Chronically Ill when this Rider Lapsed, you may submit a Request to reinstate the Policy and this Rider without evidence of insurability within six months after the date of Lapse, regardless of the Attained Age of the Insured on the date of Lapse, by submitting a Written statement from a Licensed Health Care Practitioner certifying that the Insured was Chronically Ill on the date of Lapse. After reinstatement, this Rider will provide benefits for Covered Services and/or indemnity benefits received at any time since the Policy Date, including services received during the period of Lapse, subject to the terms and conditions of this Rider. This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.
However, in the state of California, if, the Insured provides proof of cognitive impairment or loss of functional capacity, we will reinstate the Policy and this Rider without evidence of insurability, regardless of the Attained Age of the Insured on the date of Lapse. This option is available to the Insured, if requested within 5 months after termination, and we receive past due Premium. Please refer to your Rider for additional information.
Claims
We must receive notice of your claim within 60 days (20 days in the state of California) after the date the covered loss starts. State variations may apply. Please see your Policy and Rider for additional information. Once you have notified us of your intent to file a claim, we will provide the forms you need to complete to file the claim. You must return the completed, signed forms to us to the address provided on the forms. If we determine that the claim is eligible for payment, we will pay the claim directly to you, or if requested, to the service provider. All payments will be made no less frequently than once per Policy Month.
Once you begin receiving benefits, we reserve the right, from time to time, to verify that the Insured and the Insured’s care providers meet all eligibility requirements of this Rider. The Insured must be reassessed by a Licensed Health Care Practitioner, at least once every 12 months, and certify to us that the Insured remains Chronically Ill. Generally, proof of loss (reasonably determined by us) must be received within 30 days after the end of each Policy Month for which benefits are sought. In the state of California, proof of loss must be furnished to the insurer within 90 days after the termination of the period for which the insurer is liable. State variations may apply.
We will inform you, in writing, if your claim or any part of your claim has been denied and provide you with an explanation for the denial as soon as reasonably possible. If you do not agree with our decision, you have the right to appeal. Any request to appeal must be made in writing and must include any and all information you believe necessary for our consideration of the appeal. If we discover any fraudulent act or acts in connection with a claim, we shall have the right to recover any payments and/or to decline to continue paying benefits that result from such fraudulent act or acts.
Impacts of Claims on New Benefits (California Residents): We will make available, new benefits or benefit eligibility, within 12 months of the date a new version of a Policy with additional or different benefits is made available in California. To be eligible for an upgrade of your existing Policy, you must not be receiving benefits or be within the Elimination Period of that Policy.
In the event you are eligible for an upgrade, we will offer you the opportunity to upgrade your Policy, as approved by the California Department of Insurance, subject to our underwriting requirements for the upgraded coverage, and as may be appropriate in one of the following ways:

a. By adding a rider or endorsement to your Policy, which may or may not have an additional Premium, based on your Attained Age at that time. The Premium for your original Policy will remain unchanged based on your age at issue; or
b. By replacing your existing Policy with a subsequent Policy based on your Attained Age and subject to Premium credits for past Premiums paid; or
c. By replacing your existing Policy with a new Policy based on your original issue age.
Tax Treatment of Benefits
This Rider is intended to be a qualified long-term care insurance contract under Section 7702B(b) of the Internal Revenue Code of 1986, as amended.
The benefits paid under this Rider are intended to qualify for exclusion from income subject to limitations. Generally, long-term care payments from all sources with respect to an Insured person will be limited to the higher of the annual Per Diem Limit or the amount of actual qualifying long-term care expenses, reduced by any reimbursements received for the qualifying long-term care services provided for the Insured.
Charges for the Rider will be deducted from the cash value of the life insurance policy. In accordance with Code section 72(e)(11), these deductions will reduce your investment in the contract (but not below zero) and will not be included in income even if you have recovered all of your investment in the contract. If the life insurance policy is owned by a person other than the Insured, benefit payments may not meet the requirements for favorable tax treatment.
This discussion of the tax treatment of the Long-Term Care Benefits Rider is not meant to be all inclusive. Due to the complexity of these tax rules, you are encouraged to consult your legal or tax advisor regarding these matters.
Termination of Rider
The Rider and all rights under it will terminate upon the earliest of the following:
1. the date we receive your request to return it under this rider’s right to examine provision;
2. the Valuation Day on or next following the date we receive your request to terminate your Policy;
3. the date we receive your request to terminate this Rider;
4. the date the Policy Lapses; or
5. the date the Insured dies, which will cause the Death Benefit Proceeds to become payable under your Policy.
Charges and fees deducted for this Rider on the Monthly Anniversary Day immediately preceding the date your Policy and this Rider terminate in accordance with items (2) or (5) above will be returned as a credit to your Policy.
Benefit Transfer Rider. Subject to state availability and to meeting eligibility requirements, this Rider provides the Beneficiary(ies) payment of all or a portion of the Death Benefits Proceeds to purchase an amount of death benefit and long-term care benefit under the Beneficiaries own Eligible Policy.
You may return this Rider for any reason to the registered representative through whom it was purchased, to any other registered representative of the Company, or to us at the Administrator Mailing Address shown on the cover of your Policy within 30 days after receipt of your Policy. If returned, this Rider will be considered void from the Policy Date and we will refund directly to you the Death Benefits Proceeds used to purchase Rider Benefits under this Rider within 30 days of the return. If you purchase through a third-party financial intermediary, please contact the third-party financial intermediary about your options for returning this Rider.
Note: In New Jersey, you may return this Rider for any reason within 30 days after activating the Rider Benefits. If returned, the purchase of the Rider benefits would be reversed and you would be refunded all Death Benefit Proceeds. This also terminates the Benefit Transfer Rider.

If you have purchased benefits under this Rider, we agree to provide benefits for Qualified Long-Term Care Services as described in the Long-Term Care Benefits Rider. The death benefit under this Rider, if any, will be included in the calculation of Death Benefit Proceeds under this Policy, as described in this Rider's “Death Benefit Proceeds” provision.
Eligibility. A Beneficiary may purchase benefits under this Rider once the following conditions are met:
a.
The Insured under this Policy must be the Beneficiary of an Eligible Policy, and must make the election to purchase Rider Benefit under this Rider at the time they make their election of settlement option under such Eligible Policy.
b.
The Insured under this Policy must be no less than attained age 50 and no more than attained age 120 on the Purchase Date.
c.
The LTC Benefit Limit under the Long-Term Care Benefits Rider attached to this Policy must be greater than zero on the Purchase Date.
If the conditions of the “Eligibility” provision are met, the Insured under this Policy may designate all or a portion of any Death Benefit Proceeds payable to them as Beneficiary of an Eligible Policy to be used as a single premium to purchase Rider Benefit under this Rider with no evidence of insurability.
The amount of Rider Benefit purchased with every $1,000 of Death Benefit Proceeds is shown in the Table of Guaranteed Purchase Values in the Policy Specifications and will not change. The Rider Benefit is based on the Insured's Attained Age on the Purchase Date, gender, and for the Rider LTC Benefit, the Right to Purchase Optional Inflation Protection election shown in the Policy Specifications.
Hypothetical: The Benefit Transfer Rider will always provide more death benefit and long-term care benefit than the amount of the death benefit proceeds used for that purpose from an Eligible Policy. A policy is owned by a Female with the Couple’s Discount class who rejected the optional inflation increases at issue and is Attained Age 85 on the Purchase Date. The Owner is the Beneficiary of $100,000 in death benefits from another Eligible policy. Using the Death Benefit Proceeds from the Eligible Policy, the Owner elects to keep $50,000 of the death benefit and use the remaining $50,000 to purchase additional death benefit and long-term care benefit under the Benefit Transfer Rider for her Eligible Policy. The Owner’s Eligible Policy will receive $54,000 in Rider Death Benefit and $68,850 in Rider LTC Benefit.
The amount of Death Benefit Proceeds that can be used to purchase Rider Benefit under this Rider may not be less than the Minimum Purchase Payment Amount shown in the Policy Specifications or more than the amount of Death Benefit Proceeds payable to the Beneficiary who is the Insured under this Policy. This maximum amount does not include any interest on Death Benefit Proceeds that may be payable.
If the Insured under this Policy is the Beneficiary on multiple Eligible Policies, there is no limit on the number of times Rider Benefit may be purchased under this Rider, as long as all of the terms and conditions of this Rider are met.
LTC Benefits Available: Subject to the terms and conditions of this Rider and the Long-Term Care Benefits Rider, we will pay an amount not to exceed the Rider Maximum Monthly LTC Benefit, which is the equal to the Maximum Monthly LTC Benefit under the Long-Term Care Benefits Rider, no less frequently than once each calendar month until the Rider LTC Benefit Limit equals zero:
a.
to reimburse costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services; and/or
b.
to pay the Indemnity Choice Option benefit described in the Long-Term Care Benefits Rider's “Indemnity Choice Option” provision, if available under the terms of the Long-Term Care Benefits Rider.
Any Rider LTC Benefit paid in a calendar month will reduce that month's Rider Maximum Monthly LTC Benefit and the Rider LTC Benefit Limit dollar for dollar. In any calendar month in which you are eligible to receive benefits under this Rider, the maximum amount available is equal to the least of:

a.
an amount equal to your election, chosen at the time of initial claim:
(1) the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; or
(2) the Indemnity Choice Option amount.
b.
the amount you request;
c.
the Maximum Monthly LTC Benefit amount under the Reimbursement Option or the Indemnity Choice Option, as applicable; or
d.
the LTC Benefit Limit.
While the terms and conditions of this Rider and the Long-Term Care Benefits Rider are met, Rider LTC Benefit will be paid under this Rider for as long as the Rider LTC Benefit Limit is greater than zero and this Rider remains in force. This does not apply to Rider LTC Benefit, if any, received under the “Rider LTC Benefit After Lapse” or “Rider LTC Nonforfeiture Benefit” provisions.
While this Rider and the Long-Term Care Benefits Rider are in force and this Rider’s Rider LTC Benefit Limit is greater than zero, benefits for Indemnity Choice Option benefits or to reimburse any Covered Services will be paid in the following order:
a.
benefits are paid under the Long-Term Care Benefits Rider until both of the following are reduced to zero:
(i) the Policy’s Specified Amount; and
(ii) the Policy’s Accumulation Value; then
b.
Rider LTC Benefits under this Rider, if any, is paid as long as the Rider death benefit, if any, is greater than zero;
c.
benefits are paid under the Long-Term Care Benefits Rider until that rider’s LTC Benefit Limit is reduced to zero; then
d.
Rider LTC Benefit under this Rider, if any, is paid until the Rider LTC Benefit Limit, if any, is reduced to zero.
Right to Purchase Optional Inflation Protection: If the Long-Term Care Benefits Rider attached to this Policy is issued with the right to purchase Optional Inflation Protection, every annual Option Inflation Protection increase purchased by you will be factored into the calculation of the Rider LTC Benefit Limit, if any, under this Rider, as long as the Rider LTC Benefit Limit is greater than zero and this Rider remains in force.
Impact of Benefit Payments: While the Rider death benefit is greater than zero, benefit payments under this Rider for Indemnity Choice Option benefits or to reimburse any Covered Service or combination of Covered Services (other than Caregiver Training) will reduce the Rider death benefit dollar for dollar.
Impact of Debt on Benefit Payments: A benefit paid under this Rider will be first used to repay a portion of any outstanding Rider Debt, which is the total amount of any outstanding loans against this Rider, including loan interest accrued but not yet charged, under this Rider. The portion to be repaid will equal the sum of (1) divided by (2), then multiplied by (3), where:
(1)
is the amount of Rider Debt;
(2)
is the Rider death benefit immediately prior to the Rider LTC Benefit payment, and
(3)
is the amount of the Rider LTC Benefit payment prior to the reduction to repay Rider Debt.
Impact of Rider on Policy: The Rider death benefit, Rider LTC Benefit, Rider LTC Benefit payments and the Rider Surrender Value under this Rider, if any, are not included in the calculation of any benefits, values, premiums, charges, Monthly Deduction, grace period, no-lapse values, or loans under this Policy, other than as described below.

Death Benefit Proceeds: If the Insured under this Policy dies while the Policy and this Rider are in force and upon notice of claim, we will pay Death Benefit Proceeds equal to the greatest of a., b. or c. below, plus the Rider death benefit, if any, on the Insured's date of death, less any Rider Debt, where:
a.
is the Specified Amount on the date of the Insured’s death, less any Debt; or
b.
is an amount equal to the Accumulation Value on the date of the Insured’s death multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Debt; or
c.
is the Residual Death Benefit described in the Long-Term Care Benefits Rider, if that Rider is in force on the date of the Insured’s death.
Availability of Death Benefit Proceeds: If the Insured under this Policy dies while receiving benefits under this Rider, we reserve the right to withhold payment of any Death Benefit Proceeds that would otherwise be payable until we have verified that we have received all remaining claims for Indemnity Choice Option benefits or to reimburse any Covered Service under this Rider and under the Long-Term Care Benefits Rider.
Impact of Policy on Rider: The Rider death benefit and Rider Surrender Value, if any, are not impacted by increases or decreases to this Policy's Specified Amount, or partial surrenders (withdrawals) under this Policy. The Rider LTC Benefit, if any, is not impacted by benefits paid under the Long-Term Care Benefits Rider, or increases or decreases to this Policy's Specified Amount.
Surrenders: Surrender Value: The Rider Surrender Value is equal to (1) multiplied by (2), where:
(1)
is the Rider Surrender Value Factor shown in the Table of Rider Surrender Value Factors in the Policy Specifications; and
(2)
is the Rider death benefit, if any, divided by 1,000.
Full Surrender of Policy and Rider: If this Policy, including this Rider, are fully surrendered, the Surrender Value payable will equal the amount calculated under the Policy's “Policy Surrenders” provision plus the Rider Surrender Value, if any, on the date of surrender, less any Rider Debt.
Surrender of Rider Only: Upon request, you may surrender this Rider and keep this Policy in force. The amount payable upon surrender of this Rider will equal the Rider Surrender Value on the date of surrender, less any Rider Debt. Once you have surrendered this Rider, it cannot be reinstated.
Rider Surrender Values are based on the mortality assumption shown in the Policy Specifications. The values of this Rider are not less than the minimum required by law. If required, a detailed statement of the method used to determine Rider values has been filed with the state in which the Policy and this Rider are delivered.
Loans: If this Rider has Rider Surrender Value available, we will grant a loan against this Rider provided:
a.
a loan agreement is properly executed; and
b.
you make a satisfactory assignment of this Policy to us. The Rider Surrender Value of this Rider serves as the sole security for the loan.
The Minimum Rider Loan Amount is shown in the Policy Specifications. We reserve the right to modify this amount in the future.
Rider Loan Amount Available: The loan value under this Rider at any time is equal to:
a.
the then current Rider Surrender Value;
b.
minus any existing loan against this Rider; and
c.
minus accrued interest on any existing loan against this Rider.
Rider Loan Interest Rate Charged: Interest charged on loans against this Rider will be at an annual rate of 4% as shown in the Policy Specifications, payable in arrears. Interest charged on a loan accrues daily and is payable annually on each Policy Anniversary or as otherwise agreed to by you and us. If you do not pay the interest when it is due, we will add the amount of interest to the loan.
Rider Loan Repayments: Rider Debt may be repaid at any time while the Policy and this Rider are in force. Any loan repayment must be equal to or greater than the lesser of (a) the Minimum Rider Loan Repayment Amount shown in the Policy Specifications; or (b) the amount of the outstanding Rider Debt.
Any Rider LTC Benefit paid under this Rider will be first used to repay a portion of any outstanding Rider Debt under this Rider, as described in the “Impact of Debt on Benefit Payments” provision.
Lapse and Lapse Protection:
Rider LTC Nonforfeiture Benefit: Subject to the terms and conditions of this Rider and the Long-Term Care Benefits Rider and the limitations and conditions, this provision will cover eligible claims for Indemnity Choice Option benefits or to reimburse any Covered Service up to the Rider LTC Nonforfeiture Benefit Limit described below which begin at any time after this Rider has terminated for any reason, including surrender of this Rider or full surrender of this Policy. The Rider LTC Nonforfeiture Benefit, if any, under this provision will continue until the earlier of:
a.
the death of the Insured; or
b.
the date the Rider LTC Nonforfeiture Benefit Limits, if any, has been reduced to zero.
The Rider LTC Nonforfeiture Benefit Limit will be an amount equal to (1) minus (2), then minus (3), where:
(1)
is the Rider LTC Benefit Limit, if any, as of the date this Rider terminates;
(2)
is the Rider death benefit, if any, on the date this Rider terminates; and
(3)
is the sum of any benefits paid under this “Rider LTC Benefit After Lapse” provision.
The Rider Maximum Monthly LTC Nonforfeiture Benefit, if any, will be an amount equal to the Rider Maximum Monthly LTC Benefit, if any, as of the date this Rider terminates, and will not change.
The Rider LTC Nonforfeiture Benefit Limit and the Rider Maximum Monthly LTC Nonforfeiture Benefit are not subject to inflation protection increases.
The following conditions must be met in the order listed below for benefits under this provision to become effective:
a.
Benefits under the Long-Term Care Benefits Rider’s “Benefits After Lapse” provision, if applicable, must no longer be in effect; then
b.
benefits under the “Rider LTC Benefit After lapse” provision, if applicable, must no longer be in effect; then
c.
payments under the Long-Term Care Benefits Rider’s “Nonforfeiture Benefit” provision must have reduced that rider’s LTC Nonforfeiture Benefit Limit to zero.
Rider LTC Benefit after Lapse: If the Policy lapses and benefits under the Long-Term Care Benefits Rider become payable under that rider's “Benefits After Lapse” provision, the Indemnity Choice Option benefit will remain and we will continue to reimburse costs incurred for such services under this Rider subject to the terms and conditions of this Rider and the Long-Term Care Benefits Rider if the confinement began while this Rider and the Long-Term Care Benefits Rider were in force and continues without interruption after the Policy and this Rider terminate.
The amount of Rider LTC Benefit After Lapse, if any, will be an amount equal to (1) minus (2), where:
(1)
is the Rider LTC Benefit, if any, on the date of the lapse; and
(2)
is the Rider death benefit, if any, on the date of the lapse.
The Rider LTC Benefit After Lapse amount is not subject to inflation protection increases.
Benefits under this provision, if any, will continue to be paid subject to the terms and conditions of this Rider and the Long-Term Care Benefits Rider until the earliest of:

a.
the date the Insured is discharged from the Nursing Home or Assisted Living Facility, as applicable;
b.
the date the Rider LTC Benefit After Lapse amount, if any, has been reduced to zero, or
c.
the date the Insured dies.
The following conditions must be met for benefits under this provision to become effective:
a.
benefits under the Long-Term Care Benefits Rider’s “Benefits After Lapse” provision must no longer be in effect; and
b.
the Insured’s confinement to a Nursing Home or Assisted Living Facility must continue without interruption after the date of lapse.
Reinstatement of Rider: If the Policy to which this Rider is attached and the Long-Term Care Benefits Rider are reinstated, this Rider will likewise be reinstated if this Rider was in force on the date of Lapse and either of the following apply:
a.
No Rider Benefit had been purchased under this Rider prior to the date of Lapse; or
b.
the total amount of Rider Benefit purchased under this Rider was reduced to zero prior to the date of Lapse as a result of payments of Rider LTC Benefit under this Rider.
This Rider will not be reinstated if either or both of the following occurred at the time of Lapse or termination:
a.
You received payment of Rider Surrender Value; or
b.
benefits were established under this Rider's “Rider LTC Nonforfeiture Benefit” provision.
Tax Treatment of Benefits: This Rider is intended to be a qualified long-term care insurance policy under Section 7702B(b) of the Internal Revenue Code, as amended.
The benefits paid under this Rider are intended to qualify for exclusion from income subject to limitations. Generally, long-term care payments from all sources with respect to an Insured person will be limited to the higher of the annual Per Diem Limit or the amount of actual qualifying long-term care expenses, reduced by any reimbursements received for the qualifying long-term care services provided for the Insured.
This discussion of the tax treatment of the Benefit Transfer Rider is not meant to be all inclusive. Due to the complexity of these tax rules, you are encouraged to consult your legal or tax advisor regarding these matters.
Notice To Owner: This Rider may not cover all of the costs associated with long-term care incurred by the Insured during the period of coverage. The Owner is advised to carefully review all Policy and Rider limitations.
Termination of Rider: This Rider and all rights provided under it terminate upon the earliest of the following:
a.
the date we receive your Request to return this Policy, the Long-Term Care Benefits Rider, or this Rider under the “30 Day Right to Examine” provision;
b.
the date we receive your Request to terminate this Rider or the Long-Term Care Benefits Rider, including your Request to surrender this Rider;
c.
the Valuation Day on or next following the date we receive your Request to terminate this Policy;
d.
the date this Policy Lapses; or
e.
the date the Insured under this Policy dies, which will cause the Death Benefit Proceeds to become payable under the Policy and this Rider.
Value Protection Rider (“VPR”). Subject to meeting eligibility requirements, this Rider provides protection against the Policy and the Long-Term Care Benefits Rider from lapsing. While this Rider and the Long-Term Care Benefits Rider are in force, it also provides for Protected LTC Values that are calculated on each Policy Anniversary described below. There is no additional charge for this Rider. Except as provided below, this Rider is subject to the terms and conditions of the Policy and the Long-Term Care Benefits Rider. In order to keep this Rider in force, you must allocate Net Premium Payments and Accumulation Value according to an allocation plan determined by us and described in the “Allocation Requirements” section below. State variations may apply.
In order to keep the Value Protection Rider and its benefits, you must maintain Automatic Rebalancing on a Quarterly basis in an allocation plan which meets the Allocation Requirements described below. If Dollar Cost Averaging is also elected, the first rebalancing will occur after the Dollar Cost Averaging process terminates.
The Rider will terminate, if at any time while in force, you elect the following:
•
to discontinue the Automatic Rebalancing program; or
•
elect a frequency other than on a quarterly basis; or
•
request a change to your allocation instructions such that they no longer maintain the required allocation plan as determined by us.
Allocation Requirements
We impose Allocation Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Value Protection Rider and to make payments that would not be required in the absence of this Rider’s provisions. Please see “Appendix B: Current Investment Restrictions for Optional Benefits – Value Protection Rider”.
You will be notified at least 30 days prior to the date of any change in the Allocation Requirements. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the Rider. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the Sub-Account investments.
At the time you receive notice of a change to the Allocation Requirements, if you are not in compliance with the new Allocation Requirements, you may:
1.
submit your own reallocation instructions for the Accumulation Value, before the effective date specified in the notice, so that the Allocation Requirements are satisfied; or
2.
take no action and be subject to quarterly rebalancing. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise; or
3.
elect to terminate the Rider immediately, without waiting for a termination event.
Please note, upon a change in Allocation Requirements, we will not reallocate any of your Policy’s Accumulation Value except pursuant to your instructions in writing or by telephone (if you have previously authorized telephone transfers in writing). Failure to timely reallocate your Policy Accumulation Value in accordance with any new Allocation Requirements will cause your Rider to terminate.
No-Lapse Protection
If the Surrender Value of your Policy is less than the Monthly Deduction on a Monthly Anniversary Day, the VPR may prevent your Policy from lapsing if the requirements of the Rider, including requirements as to timing and the accumulation of all Premiums paid are met. No Premiums are required as long as the No-Lapse Premium Test described below is met. The Monthly No-Lapse Premium is shown in the Policy Specifications and can increase or decrease as the Policy’s Specified Amount changes. Monthly Deductions will be taken from the Accumulation Value until the Accumulation Value less Debt is reduced to zero, at which time any unpaid Monthly Deductions will be accumulated and must be repaid out of any subsequent Net Premium Payments. The Net Premium Payment remaining, if any, after such repayment occurs will then be invested.
The No-Lapse Premium Test provides that if the Surrender Value of the Policy is less than the Monthly Deduction then due, the Policy will not enter the Grace Period and lapse as long as on that day (a) is equal to or greater than (b), where:
(a) is the accumulation of all Premiums paid less the accumulation of any Partial Surrenders, less Debt; and

(b) is the accumulation of the Monthly No-Lapse Premiums due since the Policy Date as shown in the Policy Specifications.
Note: The above accumulations are compounded by the Monthly Accumulation Factor shown in the Policy Specifications.
If the No-Lapse Premium Test is not met, you may pay additional Premiums at any time while the Policy and this Rider are in force in order to satisfy such test, subject to the terms and conditions of the Policy.
Protected LTC Values
The VPR also provides Protected LTC Values. Beginning on the first Policy Anniversary, the Protected LTC Limit Value and the Protected Maximum Monthly LTC Value can be established and not subject to change (referred to as “Protected”) for the next year at the increased amount determined by the calculations described in detail in the Rider. On each subsequent Policy Anniversary, new value limits will be calculated and those Protected LTC Values will be at the higher of the previous year’s rates or the new rates determined by the calculations described in detail in the Rider. With the exception of Caregiver Training, any amounts paid in a calendar month as a benefit under the Long-Term Care Benefits Rider will reduce the Protected LTC Limit Value dollar for dollar as described in the Long-Term Care Benefits Rider. Any Partial Surrender (i.e. withdrawal) under the Policy will reduce the Protected LTC Limit Value and the Protected Maximum Monthly LTC Value.
Protected LTC Limit Value: Is equal to the Market LTC Limit Value described in the Long-Term Care Benefits Rider multiplied by the Protected LTC Ratio which is shown of the Policy Specifications. This Protected LTC Limit Value will be used during the following Policy Year in determining the LTC Benefit Limit under the Long-Term Care Benefits Rider.
On each subsequent Policy Anniversary while this Rider and the Long-Term Care Benefits Rider are in force, a new Protected LTC Limit Value will be calculated as described above. The greater of the new Protected LTC Limit Value on each Policy Anniversary, and the Protected LTC Limit Value in effect prior to that Policy Anniversary, will be used during the following Policy Year to determine the LTC Benefit Limit under the Long-Term Care Benefits Rider.
Protected Maximum Monthly LTC Value: Is equal to the Market Maximum Monthly LTC Value described in the Long-Term Care Benefits Rider multiplied by the Protected LTC Ratio which is shown of the Policy Specifications. The Protected Maximum Monthly LTC Value will be used during the following Policy Year in determining the Maximum Monthly LTC Benefit under the Long-Term Care Benefits Rider.
On each subsequent Policy Anniversary while this Rider and the Long-Term Care Benefits Rider are in force, a new Protected Maximum Monthly LTC Value will be calculated. The greater of the new Protected Maximum Monthly LTC Value, and the Protected Maximum Monthly LTC Value in effect immediately prior to the Policy Anniversary, will be used during the following Policy Year to determine the Maximum Monthly LTC Benefit.
The limits described above may increase or decrease during the in the following year as described below:
Impact of Optional Inflation Protection Increases: On any Policy Anniversary on which you purchase an Optional Inflation Protection increase the Protected LTC Limit Value determined for that Policy Anniversary will be the greater of (a) or (b), where:
(a) is the Protected LTC Limit Value immediately prior to the Policy Anniversary, multiplied by 1.05; and
(b) is the Market LTC Limit Value described in the Long-Term Care Benefits Rider in effect on the Policy Anniversary, multiplied by the Protected LTC Ratio shown in the Policy Specifications.
The Protected Maximum Monthly LTC Value determined for that Policy Anniversary will be the greater of (a) or (b), where:
(a) is the Protected Maximum Monthly LTC Value immediately prior to the Policy Anniversary, multiplied by 1.05; and

(b) is the Market Maximum Monthly LTC Value described in the Long-Term Care Benefits Rider in effect on the Policy Anniversary, multiplied by the Protected LTC Ratio shown in the Policy Specifications.
Impact of LTC Benefit Payments: With the exception of Caregiver Training, any amounts paid in a calendar month as a benefit under the Long-Term Care Benefits Rider will reduce the Protected LTC Limit Value dollar for dollar.
Impact of Partial Surrenders: A Partial Surrender (i.e. withdrawal) under the Policy will reduce the Protected LTC Limit Value and the Protected Maximum Monthly LTC Value.
The Protected LTC Limit Value following a Partial Surrender will be reduced by an amount equal to (a) multiplied by (b), multiplied by (c), where:
(a) is the amount of the Partial Surrender;
(b) is the Market Benefit Multiplier shown in the Policy Specifications; and
(c)
is the Protected LTC Ratio shown in the Policy Specifications.
The Protected Maximum Monthly LTC Value following a Partial Surrender will be reduced in proportion to the change to the Protected LTC Limit Value.
Impact of Rider on Policy
Grace Period: While this Rider is in force, the Premium due under the Policy’s “Grace Period” provision will be an amount equal to the lesser of:
a. the amount described in the Policy’s “Grace Period” provision, plus any accumulated unpaid Monthly Deductions; or
b. the amount necessary to satisfy the No-Lapse Premium Test as of the Monthly Anniversary Day following the Grace Period.
Reinstatement of Rider: In the event of a lapse subject to terms and conditions your Policy may be reinstated. This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse. Please refer to your Rider for additional information.
For California: If the Insured provides proof of cognitive impairment or loss of functional capacity, we will reinstate the Policy and this Rider without evidence of insurability, regardless of the Attained Age of the Insured on the date of Lapse. This option is available to the Insured, if requested within five months after termination, and we receive past due Premium.
Termination of Rider
This Rider and all rights under it will terminate upon the earliest of the following:
a. the Monthly Anniversary Day on or next following the date on which the requirements under this Rider’s “Allocation Requirements Provisions” are no longer satisfied;
b. the date the Policy terminates for any reason; or
c. the date we receive your request to terminate this Rider.
Policy Loans. Outstanding Policy Loans and accrued interest reduce the Policy's death benefit and Accumulation Value. We may limit the amount of your loan so that total Debt under the Policy will not exceed 90% of an amount equal to the Accumulation Value less Surrender Charge. If at any time the total Debt against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate subject to the conditions in the Grace Period provision. If your Policy lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy's value exceeds your basis in the Policy. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. There may be adverse tax consequences if your Policy lapses with an outstanding loan balance. Please see “POLICY LOANS” section for additional information.

Optional Sub-Account Allocation Programs
You may elect to participate in Dollar Cost Averaging or Automatic Rebalancing as described on an allocation form provided by us. There is currently no charge for these programs. You may participate in only one program at any time.
Dollar Cost Averaging systematically transfers amounts during the first Policy Year from the money market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. Such allocations may not be made to the same account from which amounts are to be transferred. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.
If Dollar Cost Averaging is desired, it must be elected at issue.
Dollar Cost Averaging terminates automatically:
1)
if the value in the money market Sub-Account  or the Fixed Account is insufficient to complete the next transfer;
2)
7 calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;
3)
on the first Policy Anniversary; or
4)
if your Policy terminates.
From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your registered representative to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging program. Any changes will not affect Owners currently participating in the Dollar Cost Averaging program.
Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the allocation form provided by us, until changed by the Owner. You may elect to have Automatic Rebalancing on a quarterly, semi-annual or annual basis. Please note that maintaining Automatic Rebalancing on a quarterly basis and complying with the allocation requirements (the “Allocation Requirements”) described in this prospectus are required to keep the Value Protection Rider in force.
When Automatic Rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic Rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic Rebalancing do not count against the number of free transfers available.
Automatic Rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts and Fixed Account on a systematic basis. Automatic Rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments. Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and Underlying Fund at the time you make your Premium Payment allocations which will also be used for Automatic Rebalancing.
If Dollar Cost Averaging is also elected, the first rebalancing will occur after the Dollar Cost Averaging process terminates. Automatic Rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office. Terminating Automatic Rebalancing will terminate the Value Protection Rider attached to your Policy. Refer to the “Riders” section of this prospectus for more information.

Continuation of Coverage
If the Insured is still living at age 121, and the Policy is still in force and has not been surrendered, the Policy will remain in force until policy surrender or death of the Insured. There are certain changes that will take place:
1)
we will not accept Premium Payments;
2)
we will make no further deductions;
3)
policy values held in the Separate Account will be transferred to the Fixed Account;
4)
we will continue to credit interest to the Fixed Account;
5)
we will not transfer amounts to the Sub-Accounts; and
6)
we will not allow any changes to the Specified Amount.
However, loan interest will continue to accrue. Provisions may vary in certain states.
This provision will not continue any rider attached to this Policy beyond the date for such rider’s termination, as provided in the rider.
If this Policy is in the Grace Period at the Insured’s Attained Age 121, you will need to pay the minimum amount required to remove this Policy from the Grace Period in order to guarantee continuation of this Policy beyond the Insured’s Attained Age 121.
Termination of Coverage
All policy coverage terminates on the earliest of:
1)
Full Surrender of the Policy;
2)
death of the Insured; or
3)
failure to pay the necessary amount of Premium to keep your Policy in force.
State Regulation
The state in which your Policy is issued will govern whether or not certain features, riders, charges, restrictions, limitations and fees will be allowed in your Policy. You should refer to your Policy for these state specific features. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. Please contact the Administrative Office or your registered representative regarding availability.
PREMIUMS
You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum Premium required, except to keep the Policy in force. Premium Payments may be required from time to time in order to insure that the Surrender Value of the Policy is sufficient to pay the Monthly Deductions. Otherwise, the Policy will lapse. (See the “Lapse and Reinstatement” section of this prospectus). Premiums may be paid any time before the Insured attains age 121, subject to our right to limit the amount or frequency of additional Premium Payments. (See the “Planned Premiums; Additional Premiums” section of this prospectus).
The initial Premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments
Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts and the Fixed Account.
You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Net Premium Payments will be allocated on the same basis as the initial Net Premium Payment unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time.
The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your Policy as of the end of the “Valuation Period” in which it is received in Good Order at our Administrative Office. Premium Payments received from you or your broker-dealer in Good Order at our Administrative Office prior to the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time on a business day), will be processed using the accumulation unit value computed on that Valuation Date. Premium Payments received in Good Order after market close will be processed using the accumulation unit value computed on the next Valuation Date. Premium Payments submitted to your registered representative will generally not be processed by us until they are received from your representative’s broker-dealer. Premium Payments placed with your broker-dealer after market close will be processed using the accumulation unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., Eastern time). In such instances, Premium Payments received after such early market close will be processed using the accumulation unit value computed on the next Valuation Date.
The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.
Planned Premiums; Additional Premiums
Planned Premiums are the amount of periodic Premium (as shown in the Policy Specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice. We reserve the right to stop sending Premium reminder notices if no Premium Payment has been made within 2 Policy Years. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic Premium Payments at any time.
In addition to any Planned Premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.
Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied as Premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.
You may increase Planned Premiums, or pay additional Premiums, subject to certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments. You may decrease Planned Premiums. However, doing so will impact your policy values and may impact how long your Policy remains in force.
We may require evidence of insurability if any payment of additional Premium (including Planned Premium) would increase the difference between the death benefit and the Accumulation Value. If we are unwilling to accept the risk, your increase in Premium will be refunded without interest.
We may decline any additional Premium (including Planned Premium) or a portion of a Premium that would cause total Premium Payments to exceed the cumulative and annual limits established in this contract. The excess amount of Premium will be returned to you. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. Refer to the section headed “Tax Issues” for more information.

Policy Values
Policy value in your variable life insurance policy is also called the Accumulation Value.
The Accumulation Value equals the sum of the Fixed Account Value, Separate Account Value, and Loan Account Value. At any point in time, the Accumulation Value reflects:
1)  Net Premium Payments made;
2)  the amount of any Partial Surrenders;
3)  any increases or decreases as a result of market performance of the Sub-Accounts;
4)  interest credited to the Fixed Account or the Loan Account;
5)  Monthly Deductions; and
6)  all charges and fees deducted.
The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. The current value of each Sub-Account is determined by multiplying the number of Variable Accumulation Units credited or debited to that Sub-Account with respect to this Policy by the Variable Accumulation Unit Value of that Sub-Account for such Valuation Period.
The “Variable Accumulation Unit” is a unit of measure used in the calculation of the value of each Sub-Account. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
1)
the total value of Underlying Fund shares held in the Sub-Account is calculated by multiplying the number of Underlying Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Underlying Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Underlying Fund made during the Valuation Period; minus
2)
the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, if any, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
3)
the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.
In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. Fixed Account principal is not subject to market fluctuation and interest is credited at a daily rate of 0.00272616% (equivalent to a compounded annual rate of 1%) or a higher rate determined by the Company. Because the interest we credit to the Fixed Account are subject to change, they are considered NGEs as described earlier with respect to some of the Policy's charges and fees. As such, we use a similar approach in making our assessment of whether an adjustment to the interest we credit is to be made. If we make a change to the interest credited under the Fixed Account, we will use Redetermination Classes to make those changes. Such changes can be made in consideration of one or more of the following items which may include but are not limited to: mortality, interest rates, investment earnings, persistency expenses (including reinsurance costs and taxes), policy funding, Net Amount at Risk, loan utilization, capital requirements, and reserve requirements. Any change will apply consistently to all individuals of the same Redetermination Class and will never cause the rate credited to be less than the guaranteed minimums.
The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account Value. Interest is credited based on the Loan Account Value at an effective annual rate of 1% in all Policy Years and is allocated to the Policy in accordance with your allocation instructions on file with us at the time the interest is credited.
Annual Statement
We will tell you at least annually the Accumulation Value, the number of accumulation units credited to your Policy, current accumulation unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your Policy.
DEATH BENEFITS
The “Death Benefit Proceeds” is the amount payable to the Beneficiary upon the death of the Insured. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. The Long-Term Care Benefits Rider and the Value Protection Rider, may impact the amount payable as Death Benefit Proceeds in your Policy. The annual statement you receive will show whether or not the No-Lapse Provision is maintaining your Policy in force.
Death Benefit Proceeds
The Death Benefit Proceeds payable upon the death of the Insured will be the greater of:
1)
the Specified Amount on the date of the death of the Insured, less any Debt;
2)
an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Debt. (Please note that the investment performance of the Sub-Accounts you have chosen will impact the Accumulation Value and therefore may affect the amount of Death Benefit Proceeds payable.); or
3)
the residual death benefit described in the Long-Term Care Benefits Rider, if that rider is in force on the date of the Insured’s death.
Changes to the Initial Specified Amount
Within certain limits, you may decrease (reduce) or, with satisfactory evidence of insurability, increase the Specified Amount. Any increase in Specified Amount may increase the Net Amount at Risk and the Cost of Insurance Charge. (See the “Cost of Insurance Charge” section of this prospectus.) The minimum Specified Amount after any change is shown on your Policy Specifications.
A Partial Surrender may reduce the Specified Amount. If the Specified Amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced. (See section headed “Policy Surrenders - Partial Surrender” for details as to the impact a Partial Surrender may have on the Specified Amount.)
You must submit all requests for changes in the Specified Amount in writing to our Administrative Office. The minimum increase in Specified Amount as shown on your Policy Specifications. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.
If you increase the Specified Amount, there will be additional Surrender Charges in the event you request a surrender of the Policy. A Surrender Charge may apply to a decrease in Specified Amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each Policy.
Any Reduction in Specified Amount will be made against the Initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the

Surrender Charge applicable to your Policy. Changes in Specified Amount do not affect the Premium Load as a percentage of Premium.
We may decline any request for Reduction in Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount. We may also decline such a request if it would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the Policy.
Also, because the death benefit qualification test, as discussed below, require certain ratios between the Policy’s Accumulation Value and death benefit, we may increase the Policy’s death benefit above the Specified Amount in order to satisfy the test. If the increase in the Policy’s death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.
Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the Policy’s Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.
Death Benefit Qualification Test
This Policy is designed to provide a death benefit that qualifies under the “Cash Value Accumulation Test” (“CVAT”) as defined in Section 7702 of the Internal Revenue Code of 1986 as amended (“Code”). The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the “Net Single Premium” required to fund the future benefits under the Policy. (The “Net Single Premium” is calculated in accordance with Section 7702 of the Code and is based on the Insured’s age, risk classification and gender.) At any time the Accumulation Value is greater than the Net Single Premium for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a percentage that is defined as $1,000 divided by the Net Single Premium. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.
Payment of Death Benefit Proceeds
Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the Insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
After receipt at our Administrative Office of proof of death of the Insured and any other necessary claims requirements, the Death Benefit Proceeds will be paid. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the Owner or the Beneficiary. Payment of the Death Benefit Proceeds may be delayed if your Policy is contested or if Separate Account Values cannot be determined.
Every state has unclaimed property laws which generally declare property, including monies owed (such as death benefits) to be abandoned if unclaimed or uncashed after a period (typically three to five years) from the date the property is intended to be delivered or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered and, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you contact us and update your Beneficiary designations, including addresses, if and as they change.

POLICY SURRENDERS
You may surrender your Policy at any time by submitting a written request for surrender. If you surrender your Policy, all coverage will automatically terminate and may not be reinstated. Consult your tax advisor to understand tax consequences of any surrender you are considering.
The Surrender Value of your Policy, which will never be less than zero, is the amount you can receive by surrendering the Policy. The Surrender Value is the Policy’s Accumulation Value less any Debt, less any applicable Surrender Charge.
Policy Debt includes loans under the Policy including any loan interest accrued but not yet charged.
If we receive a surrender or Partial Surrender request in Good Order at our Administrative Office before the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time on a business day), we will process the request using the accumulation unit value computed on that Valuation Date.  If we receive a surrender or Partial Surrender request in our Administrative Office after market close, we will process the request using the accumulation unit value computed on the next Valuation Date.  There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., Eastern time). In such circumstances, surrenders or Partial Surrenders requested after such early market close will be processed using the accumulation unit value computed on the next Valuation Date.
Partial Surrender
You may make a Partial Surrender, withdrawing a portion of your policy values. A Partial Surrender reduces the Account Value by the amount of the requested Partial Surrender. You must request a Partial Surrender in writing. Partial Surrenders are subject to limitations as described below.
Limitations to Partial Surrenders are as follows:
•
Each Partial Surrender must be at least $500;
•
The Surrender Value after any Partial Surrender must be equal to or greater than $500; and
•
The Specified Amount remaining after the Partial Surrender must be greater than the Minimum Specified Amount shown on your Policy Specifications.
Partial Surrenders that exceed these limitations are not permitted. However, you may request a Full Surrender as described above.
The amount of the Partial Surrender will be withdrawn from the Fixed Account and/or Sub-Account(s) in the same proportion as the balances invested in the total of such account(s) as of the date on which the deduction is made. Any charges or fees for the Partial Surrender will be deducted from the Partial Surrender amount paid to you.
As of the end of the Valuation Day on which there is a Partial Surrender, the Accumulation Value and the Specified Amount will be reduced by the amount of the Partial Surrender.
Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.
POLICY LOANS
You may borrow against the Surrender Value of your Policy. However, we reserve the right to limit the amount of your loan to 90% of your Policy’s Surrender Value. A loan agreement must be executed and your Policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the Policy’s death benefit and Surrender Value.
The amount of your loan will be withdrawn from the Policy’s Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which Debt (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the Policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans accrues at an effective annual rate of 3% in all years, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your Policy. Policy values in the Loan Account are part of the Company's General Account.
The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value.
Lincoln Life credits interest to the Loan Account Value at a rate of 1% in all Policy Years. Taking into account the Asset Charge, the net cost of your Policy Loan is 3.5% in all Policy Years. Such interest credited is transferred to the Policy in accordance with your Net Premium Payment allocation instructions on file with us at the time the interest is credited.
Your outstanding loan balance may be repaid at any time during the lifetime of the Insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as Premiums and not loan repayments unless you specifically instruct us otherwise.
If at any time the total Debt against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate subject to the conditions in the Grace Period provision, unless the provisions of the Value Protection Rider are preventing policy termination. If your Policy Lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy’s value exceeds your basis in the Policy.
Please note that there may be adverse tax consequences in the event that your Policy Lapses with an outstanding loan balance. Please refer to the “Tax Issues” section of this prospectus.
LAPSE AND REINSTATEMENT
If at any time:
1)
the Surrender Value of the Policy is insufficient to pay the Monthly Deduction, and
2)
the provisions of the Value Protection Rider are not preventing termination of the Policy, then all coverage will terminate. This is referred to as “Policy Lapse”.
The Surrender Value may be insufficient:
1)
because it has been exhausted by earlier deductions;
2)
as a result of poor investment performance;
3)
due to Partial Surrenders;
4)
due to Debt for Policy Loans; or
5)
because of a combination of any of these factors.
If we have not received your Premium Payment (or payment of Debt on Policy Loans) necessary so that the Surrender Value of your Policy is sufficient to pay the Monthly Deduction amount on a Monthly Anniversary Day, we will send a Grace Notice to you, or any assignee of record. The Grace Notice will state the amount of the Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.
If the amount stated in the Grace Notice is not paid to us within the Grace Period, then the Policy will terminate. The Grace Period is the later of (a) 31 days after the Grace Notice was mailed, and (b) 61 days after the Monthly

Anniversary Day on which the Monthly Deduction could not be paid. If the Insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the Policy.
No-Lapse Protection
Your Policy includes the Value Protection Rider. This rider provides you with additional protection to prevent a lapse in your Policy. If you meet the requirements of this rider, your Policy will not lapse, even if the Surrender Value under the Policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your policy value. Also, it does not provide any type of market performance guarantee. Monthly Deductions that cannot be taken from the Surrender Value of the Policy may be deducted from future Net Premiums as described in the Value Protection Rider.
Reinstatement of a Lapsed Policy
If your Policy has lapsed and the Insured has not died since lapse, you may reinstate your Policy within five years of the Policy Lapse date, provided:
1)
it has not been surrendered;
2)
there is an application for reinstatement in writing;
3)
satisfactory evidence of insurability is furnished to us and we agree to accept the risk for the Insured;
4)
we receive a payment sufficient to keep your Policy and any reinstated riders in force for at least two months after the date of reinstatement; and
5)
any loan interest accrued during the Grace Period is paid and any remaining Debt is either paid or reinstated.
The reinstated Policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be based on the duration from the original Policy Date as though the Policy never lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due. If a Policy Loan is being reinstated, the Policy's Accumulation Value at reinstatement will be the Accumulation Value on the date the Policy Lapsed plus the Net Premium Payment made less all Monthly Deductions due.
Note: The Value Protection Rider and Long-Term Care Benefits Rider will not be reinstated if the policy was lapsed for longer than 6 months.
TAX ISSUES
The federal income tax treatment of your Policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your Policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation-skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the Policy. You should always consult a tax advisor about the application of tax rules to your individual situation.
Taxation of Life Insurance Contracts in General
Tax Status of the Policy. Section 7702 of the Internal Revenue Code of 1986 as amended (“Code”) establishes a statutory definition of life insurance for federal tax purposes.
We believe that the Policy will meet the statutory definition of life insurance under the Cash Value Accumulation Test which requires the Policy to maintain a minimum ratio between the death benefit and the Policy’s Accumulation

Value, depending on the Insured’s age, gender, and risk classification. As a result, the death benefit payable will generally be excludable from the Beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the death of the Insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with U.S. Treasury Department (“Treasury”) regulations, and (2) we, rather than you, are considered the Owner of the assets of the Separate Account for federal income tax purposes. These requirements are discussed in more detail below.
Investments in the Separate Account Must be Diversified. For your Policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the Premium Payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the Treasury regulations so that the Separate Account will be considered “adequately diversified.”
Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the Policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the Owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing Policies. We reserve the right to modify the Policy without your consent to try to prevent the tax law from considering you as the Owner of the assets of the Separate Account.
No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any life insurance policy or of any transaction involving a life insurance policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your Policy.
Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a life insurance policy because of the death of the Insured is excludable from gross income. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary’s income, and amounts attributable to interest (accruing after the Insured’s death) which will be includible in the Beneficiary’s income.
Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the Policy prior to the Insured’s death. If there is a total withdrawal from the Policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any Debt at the time of a total withdrawal, such Debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the Policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. In addition, the investment in the contract is reduced, but not below zero, by any charges assessed against the cash value of the Policy that are used to support the Long-Term Care Benefits Rider. Whether Partial Surrenders (or other amounts deemed to be distributed) from the Policy constitute income to you depends, in part, upon whether the Policy is considered a MEC for federal income tax purposes.
Policies That Are MECs
Characterization of a Policy as a Modified Endowment Contract (“MEC”). A MEC is a life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. Your Policy will be classified as a MEC if Premiums are paid more rapidly than allowed by the “7-Pay Test,” a test that compares actual paid Premium in the first seven years or the seven years following a material change against a pre-determined Premium amount as defined in 7702A of the Code. Your Policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if your Policy initially is not a MEC, it may in certain circumstances become a MEC. The circumstances under which your Policy may become a MEC include a material change to your Policy (within the meaning of tax law), a Policy Lapse and reinstatement more than 90 days following the lapse, or a withdrawal or a reduction in the death benefit during the first seven Policy Years or in the first seven years following a material change.
Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If your Policy is a MEC, withdrawals and loans from your Policy will be treated first as income and then as a recovery of Premium Payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in your Policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) of any portion of your policy value, and any monthly charge for additional benefits that are not qualified additional benefits, as a withdrawal of such amount or portion. The investment in your Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.
Additional Taxes Payable on Withdrawals. A 10% additional tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the additional tax exceptions apply to a taxpayer who is not an individual.
Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% additional tax described above.
Policies That Are Not MECs
Tax Treatment of Withdrawals. If your Policy is not a MEC, the amount of any withdrawal from the Policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the Policy. Thus, a withdrawal from your Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.
Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the Specified Amount is decreased, withdrawals are made, and in certain other instances.
Tax Treatment of Loans. If your Policy is not a MEC, a loan you receive under the Policy is generally treated as your Debt. As a result, no part of any loan constitutes income to you so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If your Policy Lapses (or if all policy value is withdrawn or exchanged to a new policy in a tax-free policy exchange) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations
Insured Lives Past Age 121. If the Insured survives beyond the end of the mortality table, which is used to measure charges for the Policy and which ends at age 121, in some circumstances the policy value may equal or exceed the Specified Amount level death benefit. Thus, the policy value may equal the Death Benefit Proceeds. In such a case, we believe your Policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the Accumulation Value in the year the Insured attains age 121.
Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the Policies will comply with the federal tax definition of life insurance. We will monitor the amount of Premium Payments.
If at any time you pay a Premium that would exceed the amount allowable to permit the Policy to continue to qualify as life insurance, we will refund the excess Premium to you within 60 days of the end of the Policy Year. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.
The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a Premium that would cause your Policy to become a MEC and you do not consent to MEC status for your Policy, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or offer you the opportunity to apply for an increase in Death Benefit.
Any interest and other earnings on funds in a premium deposit fund will be includible in income subject to tax as required by law.
Disallowance of Interest Deductions. Interest on Policy Loan Debt is not deductible.
If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the Beneficiary of a policy issued after June 8, 1997, a portion of the interest on Debt unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the Policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% Owner of the entity and the Owner’s spouse at the time first covered by the Policy.
Employer-Owned Contracts. In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the Insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an Insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisors for guidance as to their application.
Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.
Unearned Income Medicare Contribution. Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income,” or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of any annuitized distributions that you take from your

Policy, but does not apply to any lump sum distribution, Full Surrender, or other non-annuitized distribution. The tax is effective for tax years beginning after December 31, 2012. Please consult your tax advisor to determine whether any distributions you take from your Policy are subject to this tax.
Changes in the Policy or Changes in the Law. Changing the Owner, exchanging your Policy, and other changes under your Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.
Reportable Policy Sales. Section 6050Y, added to the Code on December 22, 2017, imposes information reporting requirements on the acquirer and issuer in the case of the acquisition, or notice of the acquisition, of an existing life insurance contract in a reportable policy sale. In addition, there is a new reporting requirement on each person who makes a payment of reportable death benefits. A reportable policy sale means the acquisition of an interest in a life insurance contract, directly or indirectly, where the acquirer has no substantial family, business, or financial relationship with the Insured apart from the acquirer’s interest in such life insurance contract. A reportable death benefit means the amount paid by reason of the death of the Insured under a life insurance contract that has been transferred in a reportable policy sale.
The IRS and Treasury issued Final Regulations under section 6050Y in 2019. Under the Regulations, compliance with 6050Y is required for any reportable policy sale that occurred after December 31, 2018, and any reportable death benefits paid after December 31, 2018.
Statutory Interest Rates under Section 7702 and Section 7702A. The Consolidated Appropriations Act, 2021 signed by the President on December 27, 2020, contains a provision that changed the statutory interest rate assumptions used in calculating the premium limits under Section 7702 (the “guideline” limit) and Section 7702A (the “7-pay” limit). The Act essentially changes the minimum interest rates from fixed interest rates to dynamic interest rates that can change as often as once per year, with fixed transition rates for 2021. Under the new law, the interest rate that applies for CVAT and guideline level calculations is 2%, and the interest rate that applies for the guideline single premium calculation is 4%. In addition, the 2% interest rate will apply for the 7-pay premium calculations under Section 7702A.
The amendment to Section 7702 (and its impact on Section 7702A) are effective for contracts issued on or after January 1, 2021, including contracts issued because of a Section 1035 exchange.
Fair Market Value of Your Policy
It is sometimes necessary for tax and other reasons to determine the “value” of your Policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Surrender Value. You, as the Owner, should consult with your advisors for guidance as to the appropriate methodology for determining the fair market value of your Policy.
Tax Status of Lincoln Life
Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the Owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze an Owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, Beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about an Owner's account to government regulators.
Also, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC determines if an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or is not reasonably practicable to determine the value of the Variable Account's net assets (d) if, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we may delay payment of any transfer, Partial Surrender, Full Surrender, or death benefit from a money market Sub-Account until the fund is liquidated, or (e) during any other period when the SEC, by order, so permits for the protection of the Owner.
LEGAL PROCEEDINGS
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened regulatory or legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without any material adverse effect on the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company’s operating results for any particular reporting period.
Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.
FINANCIAL STATEMENTS
The December 31, 2023 financial statements of the Separate Account and the December 31, 2023 consolidated financial statements of the Company are located in the SAI.

APPENDIX A: FUNDS AVAILABLE UNDER THE POLICY
The following is a list of Underlying Funds currently available under the Policy. Depending on the optional benefits you choose, you may not be able to invest in certain funds. If the Value Protection Rider is in effect, you may not be able to invest in certain Underlying Funds. Please see “Appendix B –Current Investment Restrictions for Optional Benefits – Value Protection Rider”.  More information about the Underlying Funds is available in the prospectuses for the funds, which may be amended from time to time and can be found online at www.lfg.com/VULprospectus. You can also request this information at no cost by calling 1-800-487-1485 or by sending an email request to CustServSupportTeam@lfg.com.
The current expenses and performance information below reflects fees and expenses of the funds, but does not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Long-term growth of capital.	ClearBridge Variable Mid Cap Portfolio - Class I advised by Legg Mason Partners Fund Advisor, LLC	0.83%	12.92%	10.73%	7.10%
Long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Initial Class	0.56%	33.45%	16.65%	11.61%
To provide long-term capital appreciation.	First Trust Capital Strength Hedged Equity Portfolio – Class I	1.25%[2]	N/A	N/A	N/A
To provide capital appreciation.	First Trust Capital Strength Portfolio – Class I	1.10%[2]	7.75%	N/A	N/A
To provide total return by allocating among dividend-paying stocks and investment grade bonds.	First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I	1.19%	10.51%	7.23%	6.53%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP American Balanced Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.58%[2]	13.68%	8.01%	6.09%
A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP American Growth Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.59%[2]	14.95%	8.55%	6.49%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
A high level of current income with some consideration given to growth of capital. A fund of funds.	LVIP American Income Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.58%[2]	10.77%	6.10%	4.87%
Capital Appreciation.	LVIP Baron Growth Opportunities Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.90%[2]	18.10%	13.95%	9.62%
High total investment return.	LVIP BlackRock Global Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.73%[2]	13.62%	N/A	N/A
To maximize real return, consistent with preservation of real capital and prudent investment management.	LVIP BlackRock Inflation Protected Bond Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.63%	5.07%	3.16%	2.19%
Total return through a combination of current income and long-term capital appreciation.	LVIP BlackRock Real Estate Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.82%[2]	13.06%	4.76%	3.85%
Long-term capital appreciation.	LVIP Dimensional International Core Equity Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.62%[2]	16.01%	7.99%	N/A
Long-term capital appreciation.	LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.49%	21.65%	14.73%	N/A

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Current income while (i)maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).	LVIP Government Money Market Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.39%[2]	4.75%	1.61%	0.99%
Current income and some capital appreciation. A fund of funds.	LVIP JPMorgan Retirement Income Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.68%[2]	11.60%	5.02%	3.94%
To provide investment results over a full market cycle that, before fees and expenses, are superior to an index that tracks global equities.	LVIP Loomis Sayles Global Growth Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.77%[2]	36.85%	13.68%	N/A
Maximum current income (yield) consistent with a prudent investment strategy.	LVIP Macquarie Bond Fund - Standard Class[3] advised by Lincoln Financial Investments Corporation	0.37%	5.93%	1.50%	1.99%
To maximize long-term capital appreciation.	LVIP Macquarie Mid Cap Value Fund - Standard Class[3] advised by Lincoln Financial Investments Corporation	0.43%	11.24%	11.88%	8.62%
To maximize long-term capital appreciation.	LVIP Macquarie Social Awareness Fund - Standard Class[3] advised by Lincoln Financial Investments Corporation	0.45%	30.17%	15.86%	11.32%
Long-term capital appreciation.	LVIP MFS International Growth Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.80%[2]	14.71%	9.83%	6.58%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Capital Appreciation.	LVIP MFS Value Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.62%[2]	8.07%	11.38%	8.57%
Current income consistent with the preservation of capital.	LVIP Mondrian Global Income Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.65%[2]	4.02%	-0.92%	0.26%
Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.	LVIP Mondrian International Value Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.75%[2]	20.11%	6.03%	3.45%
To seek a high level of current income consistent with preservation of capital.	LVIP PIMCO Low Duration Bond Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.68%[2]	4.87%	1.30%	N/A
To match as closely as practicable, before fees and expenses, the performance of the Bloomberg U.S. Aggregate Index.	LVIP SSGA Bond Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.37%[2]	5.30%	0.78%	1.49%
A high level of current income, with some consideration given to growth of capital. A fund of funds.	LVIP SSGA Conservative Index Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.51%[2]	10.73%	5.28%	4.09%
To provide investment results that, before fees and expenses, correspond generally to the total return of the MSCI Emerging Markets Index that tracks performance of emerging market equity securities.	LVIP SSGA Emerging Markets Equity Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.50%[2]	8.83%	2.74%	N/A

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.	LVIP SSGA International Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.39%[2]	17.57%	7.96%	4.02%
Seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.	LVIP SSGA Mid-Cap Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.35%[2]	16.05%	12.22%	N/A
A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderate Index Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.51%	13.57%	7.38%	5.33%
A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.51%	14.82%	8.04%	5.72%
To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.	LVIP SSGA S&P 500 Index Fund - Standard Class[4] advised by Lincoln Financial Investments Corporation	0.23%	26.01%	15.41%	11.77%
To provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the short-term U.S. corporate bond market.	LVIP SSGA Short-Term Bond Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.36%[2]	5.17%	1.87%	N/A
To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.	LVIP SSGA Small-Cap Index Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.38%[2]	16.50%	9.52%	6.74%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
The highest total return over time consistent with an emphasis on both capital growth and income. A fund of funds.	LVIP T. Rowe Price 2020 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.66%[2]	13.54%	7.41%	4.90%
The highest total return over time consistent with an emphasis on both capital growth and income. A fund of funds.	LVIP T. Rowe Price 2030 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.68%[2]	16.14%	9.08%	5.46%
The highest total return over time consistent with an emphasis on both capital growth and income. A fund of funds.	LVIP T. Rowe Price 2040 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.70%[2]	19.19%	10.72%	6.11%
The highest total return over time consistent with an emphasis on both capital growth and income. A fund of funds.	LVIP T. Rowe Price 2050 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.72%[2]	20.30%	11.25%	6.57%
The highest total return over time consistent with an emphasis on both capital growth and income. A fund of funds.	LVIP T. Rowe Price 2060 Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.72%[2]	20.31%	N/A	N/A
To maximize capital appreciation.	LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.72%[2]	21.17%	13.50%	10.81%
Long-term capital appreciation. A fund of funds.	LVIP Vanguard Domestic Equity ETF Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.32%[2]	25.22%	14.84%	11.09%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Long-term capital appreciation. A fund of funds.	LVIP Vanguard International Equity ETF Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.34%[2]	15.36%	7.11%	4.00%
Capital growth.	LVIP Wellington Capital Growth Fund - Standard Class advised by Lincoln Financial Investments Corporation	0.70%[2]	38.70%	16.98%	13.91%
Long-term capital appreciation.	Macquarie VIP Emerging Markets Series - Standard Class[3] advised by Delaware Management Company	1.18%[2]	13.79%	4.20%	2.67%
Capital Appreciation.	Macquarie VIP Small Cap Value Series - Standard Class[3] advised by Delaware Management Company	0.78%	9.45%	10.21%	7.06%
Capital Appreciation.	MFS® VIT II Core Equity Portfolio - Initial Class advised by Massachusetts Financial Services Company	0.81%[2]	23.14%	15.08%	11.61%
Capital Appreciation.	MFS® VIT New Discovery Series - Initial Class advised by Massachusetts Financial Services Company	0.87%[2]	14.41%	11.08%	7.67%
Balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.	Putnam VT George Putnam Balanced Fund - Class IA	0.67%	20.26%	10.71%	8.30%
Income and capital appreciation. A fund of funds.	TOPS® Balanced ETF Portfolio – Service Class Shares advised by Valmark Advisers, Inc.	0.60%	11.32%	N/A	N/A

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Capital Appreciation. A fund of funds.	TOPS® Moderate Growth ETF Portfolio – Service Class Shares advised by Valmark Advisers, Inc.	0.59%	13.36%	N/A	N/A
1
The name of the adviser or sub-adviser is not listed if the name is incorporated into the name of the Underlying Fund or the fund company.
2
This fund is subject to an expense reimbursement or a fee waiver arrangement. As a result, this fund’s annual expenses reflect temporary expense reductions. See the fund prospectus for additional information.
3
Investments in Macquarie VIP Series, Delaware Funds, Ivy Funds, LVIP Macquarie Funds or Lincoln Life accounts managed by Macquarie Investment Management Advisers, a series of Macquarie Investments Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the series or funds or accounts, the repayment of capital from the series or funds or account, or any particular rate of return.
4
The Index to which this fund is managed to is a product of S&P Dow Jones Indices LLC (SPDJI) and has been licensed for use by one or more of the portfolio’s service providers (licensee). Standard & Poor’s®, S&P®, S&P GSCI® and S&P 500® are registered trademarks of S&P Global, Inc. or its affiliates (S&P) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones). The trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the licensee. The licensee’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of these parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have liability for any errors, omissions, or interruptions of the Index.

APPENDIX B: CURRENT INVESTMENT RESTRICTIONS FOR OPTIONAL BENEFITS – VALUE PROTECTION RIDER
You will not be able to allocate Accumulation Value without restriction among all of the Sub-Accounts that are available without losing this Rider. We impose Allocation Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Value Protection Rider and to make payments that would not be required in the absence of this Rider’s provisions.
Tier 1
No restrictions or requirements exist on
Tier 1 Sub-Accounts or in the Fixed
Account if the total investment in Tier 3 is
zero. If there any investments in Tier 3,
then investments in Tier 1 Sub-Accounts
and/or in the Fixed Account must account
for at least 20% of the Accumulation
Value.
Tier 2 No restrictions or requirements exist on Tier 2 Sub-Accounts.	Tier 3 Any investment in any Tier 3 Sub-Accounts activates the 20% requirement in the Tier 1 Sub-Accounts and/or the Fixed Account.
•LVIP BlackRock Inflation Protected Bond
Fund
•LVIP Government Money Market Fund
•LVIP Macquarie Bond Fund
•LVIP Mondrian Global Income Fund
•LVIP PIMCO Low Duration Bond Fund
•LVIP SSGA Bond Index Fund
•LVIP SSGA Short-Term Bond Index Fund

•First Trust Capital Strength Hedged Equity
Portfolio
•First Trust/Dow Jones Dividend & Income
Allocation Portfolio
•LVIP American Balanced Allocation Fund
•LVIP American Growth Allocation Fund
•LVIP American Income Allocation Fund
•LVIP BlackRock Global Allocation Fund
•LVIP JPMorgan Retirement Income Fund
•LVIP SSGA Conservative Index Allocation
Fund
•LVIP SSGA Moderate Index Allocation
Fund
•LVIP SSGA Moderately Aggressive Index
Allocation Fund
•LVIP T. Rowe Price 2020 Fund
•LVIP T. Rowe Price 2030 Fund
•LVIP T. Rowe Price 2040 Fund
•LVIP T. Rowe Price 2050 Fund
•LVIP T. Rowe Price 2060 Fund
•Putnam VT George Putnam Balanced
Fund
•TOPS® Balanced ETF Portfolio
•TOPS® Moderate Growth ETF Portfolio

•ClearBridge Variable Mid Cap Portfolio
•Fidelity® VIP Contrafund® Portfolio
•First Trust Capital Strength Portfolio
•LVIP Baron Growth Opportunities Fund
•LVIP BlackRock Real Estate Fund
•LVIP Dimensional International Core
Equity Fund
•LVIP Dimensional U.S. Core Equity 2
Fund
•LVIP Loomis Sayles Global Growth Fund
•LVIP Macquarie Mid Cap Value Fund
•LVIP Macquarie Social Awareness Fund
•LVIP MFS International Growth Fund
•LVIP MFS Value Fund
•LVIP Mondrian International Value Fund
•LVIP SSGA Emerging Markets Equity
Index Fund
•LVIP SSGA International Index Fund
•LVIP SSGA Mid-Cap Index Fund
•LVIP SSGA S&P 500 Index Fund
•LVIP SSGA Small Cap Index Fund
•LVIP T. Rowe Price Structured Mid-Cap
Growth Fund
•LVIP Vanguard Domestic Equity ETF Fund
•LVIP Vanguard International Equity ETF
Fund
•LVIP Wellington Capital Growth Fund
•Macquarie VIP Emerging Markets Series
•Macquarie VIP Small Cap Value Series
•MFS® VIT New Discovery Series
•MFS® VIT II Core Equity Portfolio

Additional Information.
More information about the Policy and the Lincoln Life Flexible Premium Variable Life Account M (the separate account) is in the current Statement of Additional Information (SAI) for the Lincoln MoneyGuard Market Advantage® 2024 Flexible Premium Variable Insurance Contract, dated May 8, 2024, as amended or supplemented from time to time. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, or to request other information about the Policy, or to make inquiries about the Policy, call toll-free 1-800-487-1485, or write: The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348. You can also find the SAI and other information about the contract online at www.lfg.com/VULprospectus or by sending an email request to CustServSupportTeam@lfg.com.
Reports and other information about the separate account are also available on the SEC’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
SEC File Nos. 333-276970; 811-08557
EDGAR Contract Identifier C000249203

STATEMENT OF ADDITIONAL INFORMATION (SAI)

Dated May 8, 2024
Relating to Prospectus Dated May 8, 2024 for

Lincoln MoneyGuard Market Advantage® 2024

Lincoln Life Flexible Premium Variable Life Account M, Registrant

The Lincoln National Life Insurance Company, Depositor

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your Policy. It should be read in conjunction with the product prospectus.
A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
Customer Service Center
100 N. Greene Street
Greensboro, NC 27401
or by telephoning (800) 487-1485, and requesting a copy of the Lincoln MoneyGuard Market Advantage® 2024 product prospectus.
TABLE OF CONTENTS OF THE SAI

1

GENERAL INFORMATION
Lincoln Life
The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “we”, “us”, “our”) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits, to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy, are backed by the claims-paying ability of Lincoln Life.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.
Lincoln Life Flexible Premium Variable Life Account M
On December 2, 1997, the Lincoln Life Flexible Premium Variable Life Account M (“Separate Account”) was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The Separate Account is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the Separate Account are, in accordance with the applicable variable life policies, credited to or charged against the Separate Account. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the policies and the obligations set forth in the Policy, other than those of the Owner, are ours. The Separate Account satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the Separate Account. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the Separate Account.
Capital Markets
In any particular year, our capital may increase or decrease depending on a variety of factors – the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.
2

Registration Statement
A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.
Changes of Investment Policy
We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
If an Owner objects, his or her Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion. The new Policy will not be affected by the investment experience of any separate account. The new Policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current Policy on the date of the conversion.
Principal Underwriter
Lincoln Financial Distributors, Inc. (“LFD”), 130 North Radnor Chester Road, Radnor, PA 19087, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $167,084,177 in 2023, $156,488,582 in 2022 and $177,598,952 in 2021 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies. The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 140% of the first year Premium and generally 5% of all other Premiums paid.
Disaster Plan
Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.
Advertising & Ratings
We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or its policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.
Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the Policy and do not refer to the performance of the Policy, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our policies. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. Our insurer financial strength ratings are on outlook stable except for the ratings assigned by Fitch for all three insurance subsidiaries and the rating assigned by AM Best for First Penn Pacific Life Insurance Company, which are on
3

outlook negative. Our financial strength ratings, which are intended to measure our ability to meet Owners obligations, are an important factor affecting public confidence in most of our policies and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our policies as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.lfg.com/public/aboutus/investorrelations/financialinformation/ratings.
About the S&P 500 Index. The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Lincoln Financial Investment Corporation (“LFI”) on behalf of certain LVIP Funds (the “Funds”.  S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDS® are registered trademarks of S&P Global, Inc. or its affiliates (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by LFI on behalf of the Funds.  It is not possible to invest directly in an index. The Funds are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly or the ability of the S&P 500® Index to track general market performance.  S&P Dow Jones Indices’ only relationship to the Funds with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to LFI or the Funds.  S&P Dow Jones Indices have no obligation to take the needs of LFI or the owners of the Funds into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Funds. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisor, commodity pool operator, broker dealer, fiduciary, promoter (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset nor is it considered to be investment advice.
NEITHER S&P DOW JONES INDICES NOR A THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE FUNDS, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE FUNDS REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LFI ON BEHALF OF THE FUNDS, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
4

SERVICES
Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has audited a) the financial statements of each of the subaccounts listed in the appendix to the opinion that comprise the Lincoln Life Flexible Premium Variable Life Account M, as of December 31, 2023, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the appendix to the opinion; and b) the consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 as set forth in their reports, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
Accounting Services
All accounts, books, records and other documents which are required to be maintained for the Separate Account are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with State Street Bank and Trust Company, c/o WeWork, 1100 Main Street, Suite 400, Kansas City, MO 64105, to provide accounting services to the Separate Account. No separate charge against the assets of the Separate Account is made by us for this service.
Checkbook Service for Disbursements
We offer a service in which the Death Benefit Proceeds are transferred into an interest-bearing account, in the Beneficiary’s name as Owner of the account. Your Beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.
POLICY INFORMATION
Corporate and Group Purchasers and Case Exceptions
This Policy may be available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. When this Policy is applied for by an employer, association, or other group for itself or on behalf of employees, members, or other individuals associated with a group, we may issue such policies on a simplified or guaranteed underwriting basis. In addition, we reserve the right to reduce Premium Loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the total Premiums expected to be paid, total assets under management for the Owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual Policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners invested in the Separate Account.
5

Assignment
While the Insured is living, you may assign your rights in the Policy. The assignment must be in writing, signed by you and received at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any Indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such Indebtedness after we have received any assignment.
Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you may need to obtain the consent of the assignee, in writing, for specific actions.
Transfer of Ownership
As long as the Insured is living, you may transfer all of your rights in the Policy by submitting a written request to our Administrative Office. You may revoke any transfer of Ownership prior to its effective date. The transfer of Ownership, or revocation of transfer, will not take effect until recorded by us. Once we have recorded the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the written request.
On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the Policy. Unless you direct us otherwise, with the consent of any assignee recorded with us, a transfer will not affect the interest of any Beneficiary designated prior to the effective date of transfer.
Beneficiary
The Beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the Death Benefit Proceeds payable. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to the Company.
You may change the Beneficiary at any time while the Insured is living, except when we have received an agreement not to change the Beneficiary or you have assigned that right. Any request for a change in the Beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the Owner has specifically requested not to reserve the right to change the Beneficiary, such a request requires the consent of the Beneficiary. The change will not be effective until recorded by us. Once we have recorded the change of Beneficiary, the change will take effect as of the date of latest signature on the written request or, if there is no such date, the date recorded. Any payment made or any action taken or allowed by us before we record the change of Beneficiary will be without prejudice to us.
If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries in the appropriate Beneficiary class, unless otherwise specified to the Company. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to you, as the Owner, or to your executor, administrator or assignee.
Right to Convert Contract
You may at any time transfer 100% of the Policy's Accumulation Value to the Fixed Account and choose to have all future Premium Payments allocated to the Fixed Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the gender, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy, increase the Specified Amount or add a rider or another additional benefit, make a Partial Surrender or make a Policy Loan. The minimum period will increase if you choose to decrease the Specified Amount, make additional Premium Payments, or we credit a higher interest rate or charge a lower Cost of Insurance Charge than those guaranteed for the Fixed Account.
6

Exchange of Policy
Your Policy may be exchanged for another Policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met. Your request for exchange must be in writing.
The Company may not make an offer to you to exchange your Policy without obtaining required regulatory approvals.
Settlement Options
Proceeds will be paid in a lump sum unless you choose a settlement option we make available.
Deferment of Payments
Amounts payable as a result of Policy Loans, Surrenders or Partial Surrenders will be paid within seven calendar days upon receipt of documents required to complete the transaction. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay Premiums on policies with us.
Incontestability
The Company will not contest your Policy or payment of the Death Benefit Proceeds based on the Initial Specified Amount, or an increase in the Specified Amount requiring evidence of insurability, after your Policy or increase has been in force for two years from Date of Issue or increase (in accordance with state law).
Misstatement of Age or Gender
If the age or gender of the Insured has been misstated, benefits will be those which would have been purchased at the correct age and gender.
Suicide
If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, the Company will pay a death benefit of no more than the sum of the Premiums paid, less any Indebtedness and the amount of any Partial Surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date any increase in the Specified Amount, the Company will pay a death benefit of no more than the monthly charges paid for the cost of the increased amount. This time period could be less depending on the state of issue.
PERFORMANCE DATA
Performance data may appear in sales literature or reports to Owners or prospective buyers.
Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis.
Data reflects:
•
an annual reduction for fund management fees and expenses, but
•
no deductions for additional policy expenses (i.e., Premium Loads, Mortality and Expense Charges, Administrative Fees, and Cost of Insurance Charges), which, if included, would have resulted in lower performance.
7

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.
Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.
The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.
Money Market Sub-Account:
The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.
The Money Market Sub-Account’s return is determined by:
a)
calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then
b)
dividing this figure by the unit value at the beginning of the period; then
c)
annualizing this result by the factor of 365/7.
Other Sub-Accounts:
The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:
P(1 + T)n = ERV
Where:	P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question
n = number of years

ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:
(1)
all recurring fees have been charged to the Owner’s accounts; and
(2)
there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.
In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an “N/A”.
FINANCIAL STATEMENTS
The December 31, 2023 financial statements of the Separate Account and the December 31, 2023 consolidated financial statements of the Company are incorporated into this SAI by reference to the Separate Account’s most recent Form N-VPFS (“Form N-VPFS”) filed with the SEC.
8

PART C - OTHER INFORMATION
Item 30. EXHIBITS
a)
Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
b)
Not applicable.
c)
(1)
Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated by reference to Post-Effective Amendment No. 24 on Form N-4 (File No. 333-61554) filed on December 18, 2007.
(a)
Selling Group Agreement for Lincoln Financial Advisors incorporated herein by reference to Post-Effective Amendment No. 16 (File No. 033-25990) filed on April 22, 1999.
(b)
Amendment dated November 22, 1999 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(c)
Amendment dated February 14, 2000 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(d)
Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.
(e)
Form of Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-222786) filed on January 30, 2018.
d)
(1)
Policy (ICC20-MGV892) filed herein.
(2)
Policy Specifications (ICC24-MGV892-2) filed herein.
(3)
Long-Term Care Benefits Rider (ICC24LTCBR-898) filed herein.
(4)
Long-Term Care Insurance Outline of Coverage (ICC24MGF12605) filed herein.
(5)
Value Protection Rider (ICC20VPR-892) incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-248990) filed on December 16, 2020.
(6)
Benefit Transfer Rider (ICC22BTR-895) incorporated herein by reference to Post-Effective Amendment No. 6 on Form N-6 (File No. 333-248990) filed on May 23, 2022.
e)
Application ICC20MGF12091A incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-248990) filed on September 23, 2020.
f)
(1)
Articles of Incorporation of The National Lincoln Life Insurance Company incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 25, 1996.
(2)
Bylaws of The National Lincoln Life Insurance Company incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.
g)
Reinsurance Contracts incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-139960) filed on April 1, 2008.
h)
Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:
(1)
Delaware VIP Trust incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(a)
Amendment incorporated by reference to Post-Effective Amendment No. 40 filed on Form N-6 (File No. 333-125790) filed on April 7, 2022.
(2)
Fidelity Variable Insurance Products incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(3)
First Trust Variable Insurance Trust and First Trust Portfolios, L.P. incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-193272) filed on April 13, 2016.
(a)
second amendment incorporated herein by reference to Post-Effective Amendment No. 22 on Form N-4 (File No. 333-212680) filed on May 30, 2023.

(4)
Legg Mason Partners Variable Equity Trust incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(5)
Lincoln Variable Insurance Products Trust incorporated by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.
(6)
MFS Variable Insurance Trust II incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(a)
Amendment dated August 1, 2016 incorporated by reference to Post-Effective Amendment No. 36 on Form N-6 (File No. 333-125790) filed on April 12, 2019.
(7)
Northern Lights Variable Trust incorporated by reference to Registration Statement on Form N-6 (File No. 333-232013) filed on June 7, 2019.
(a)
Amendment No. 1 incorporated by reference to Post-Effective Amendment No. 38 on Form N-6 (File No. 333-125790) filed on April 8, 2020.
(b)
Amendment No. 2 incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-248990) filed on February 11, 2021.
(8)
Putnam Variable Trust incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(a)
Amendment No. 7 incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-236907) filed on March 5, 2020.
i)
Accounting and Financial Administration Services Agreement dated January 1, 2019 among State Street Bank and Trust Company, The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York incorporated by reference to Post-Effective Amendment No. 36 on Form N-6 (File No. 333-125790) filed on April 12, 2019.
j)
Not applicable.
k)
Opinion and Consent of Brittany Speas, Esq. filed herein.
l)
Not applicable.
m)
Not applicable.
n)
(1)
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm filed herein
(2)
Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company filed herein.
o)
Not applicable.
p)
Not applicable.
q)
Compliance Procedures incorporated by reference to Post-Effective Amendment No. 44 on Form N-6 (File No. 333-125790) filed on April 9, 2024.
r)
Form of ISP filed herein.
EX-101.SCH XBRL Taxonomy Extension Schema Document
Item 31. Directors and Officers of the Depositor
Name	Positions and Offices with Depositor
Craig T. Beazer*	Executive Vice President, General Counsel and Director
Jayson R. Bronchetti*	Executive Vice President, Chief Investment Officer and Director
Adam M. Cohen*	Senior Vice President, Chief Accounting Officer and Treasurer
Ellen G. Cooper*	President and Director
Stephen B. Harris*	Senior Vice President and Chief Ethics and Compliance Officer
Christopher M. Neczypor*	Executive Vice President, Chief Financial Officer and Director
Nancy A. Smith*	Senior Vice President and Secretary
Joseph D. Spada**	Vice President and Chief Compliance Officer for Separate Accounts
Eric B. Wilmer***	Assistant Vice President and Director
*Principal business address is 150 N. Radnor-Chester Road, Radnor, PA 19087

**Principal business address is 350 Church Street, Hartford, CT 06103
***Principal business address is 1301 South Harrison Street, Fort Wayne, IN 46802
Item 32. Persons Controlled by or Under Common Control with the Depositor or the Registrant
Lincoln National Corporation Organizational Chart incorporated herein by reference to Post-Effective Amendment No. 44 on Form N-6 (File No. 333-125790) filed on April 9, 2024.
Item 33. Indemnification
(a)
Brief description of indemnification provisions:
In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.
In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.
Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.
(b)
Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 34. Principal Underwriter
(a)
Lincoln Financial Distributors, Inc. (“LFD”) currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust.
(b)
Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Adam M. Cohen*	Senior Vice President and Treasurer
Jason M. Gibson**	Vice President and Chief Compliance Officer
Claire H. Hanna*	Secretary
John C. Kennedy*	President, Chief Executive Officer and Director
Jared M. Nepa*	Senior Vice President and Director
Thomas P. O’Neill*	Senior Vice President, Chief Operating Officer and Head of Financial Institutions Group
Timothy J. Seifert Sr*	Senior Vice President and Director
*Principal business address is 150 N. Radnor-Chester Road, Radnor, PA 19087
**Principal business address is 1301 South Harrison Street, Fort Wayne, IN 46802
(c)
N/A
Item 35. Location of Accounts and Records
This information is provided in the Registrant’s most recent report on Form N-CEN.
Item 36. Management Services
Not applicable.
Item 37. Fee Representation
Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Lincoln Life Flexible Premium Variable Life Account M, has duly caused this Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form N-6 (File No. 333-276970; 811-08557; CIK: 0001048607) to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina on the 24th day of April, 2024 at 1:32 pm.

Lincoln Life Flexible Premium Variable Life Account M
(Registrant)

/s/Michael Hamilton
By _________________________________
Michael Hamilton
Vice President, Actuarial Management
The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company
(Depositor)

/s/Michael Hamilton
By _________________________________
Michael Hamilton
Vice President, Actuarial Management

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form N-6 (File No. 333-276970; 811-08557; CIK: 0001048607) has been signed below on April 24, 2024 at 3:49 pm, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature	Title

*/s/Ellen G. Cooper
_____________________________
Ellen G. Cooper	President and Director

*/s/Christopher M. Neczypor
_____________________________
Christopher M. Neczypor	Executive Vice President, Chief Financial Officer and Director

*/s/Craig T. Beazer
_____________________________
Craig T. Beazer	Executive Vice President, General Counsel and Director

*/s/Eric B. Wilmer
_____________________________
Eric B. Wilmer	Assistant Vice President and Director

*/s/Jayson R. Bronchetti
_____________________________
Jayson R. Bronchetti	Executive Vice President, Chief Investment Officer and Director

*/s/Adam M. Cohen
_____________________________
Adam M. Cohen	Senior Vice President and Chief Accounting Officer

/s/Brittany S. Speas

* By ________________________________________

Brittany S. Speas

Attorney-in-Fact, pursuant to a Power-

of-Attorney filed with this Registration Statement